



1st October 2007

The Mound
Edinburgh
EH1 1YZ

Direct Line 0131 243 5457
Fax No 0131 243 5516

United States Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street N.W.
WASHINGTON D.C. 2054
United States of America



07027743

Your Ref: 82/5222

Exemption

SUPPL

Dear Sir

HBOS plc filings pursuant to Rule 12g3-2(b)

I enclose documents either sent to shareholders or made available to the public during the period **03 September 2007 to 28 September 2007.**

Announcements made to the London Stock Exchange:-

2007.09.03	Rule 8.3 – Resolution plc
2007.09.04	Rule 8.3 – ICI plc
2007.09.04	Rule 8.3 – Friends Provident
2007.09.05	Transaction in Own Shares
2007.09.05	Hx House Price Index – Aug 07
2007.09.05	Rule 8.3 – Reuters Group plc
2007.09.05	Rule 8.3 – Xansa plc
2007.09.05	Rule 8.3 – ICI plc
2007.09.07	Rule 8.3 – Reuters Group plc
2007.09.10	Blocklisting Interim Review
2007.09.10	Rule 8.3 – Friends Provident
2007.09.10	Rule 8.3 – Sondex plc
2007.09.10	Rule 8.3 – ICI plc
2007.09.11	Transaction in Own Shares
2007.09.11	Rule 8.3 – Reuters Group plc
2007.09.11	Rule 8.3 – Resolution plc
2007.09.11	Rule 8.3 – ICI plc
2007.09.11	Rule 8.3 – Pipex Comms plc
2007.09.12	Rule 8.3 – Reuters Group plc
2007.09.13	Rule 8.3 – Xansa plc
2007.09.13	Rule 8.3 – ICI plc
2007.09.13	Rule 8.3 – Cardpoint plc
2007.09.13	Rule 8.3 – Sondex plc
2007.09.13	Rule 8.3 – Friends Provident
2007.09.13	Rule 8.3 – Pipex Comms plc
2007.09.14	Publication of Final Terms
2007.09.14	Publication of Final Terms

2007.09.14	Rule 8.3 – Reuters Group plc
2007.09.14	Rule 8.3 – Sondex plc
2007.09.14	Rule 8.3 – ICI plc
2007.09.17	Transaction in Own Shares
2007.09.17	HBOS Group Reorganisation Act
2007.09.17	HBOS Group Reorganisation Act
2007.09.17	HBOS Group Reorganisation Act
2007.09.17	HBOS Group Reorganidation Act
2007.09.17	HBOS Group Reorganisation Act
2007.09.17	HBOS Group Reorganisation Act
2007.09.17	HBOS Group Reorganisation Act
2007.09.17	HBOS Group Reorganisation Act
2007.09.17	HBOS Group Reorganisation Act
2007.09.17	HBOS Group Reorganisation Act
2007.09.17	HBOS Group Reorganisation Act
2007.09.17	HBOS Group Reorganisation Act
2007.09.17	HBOS Group Reorganisation Act
2007.09.18	Supplementary Prospectus
2007.09.18	Supplementary Prospectus
2007.09.18	Rule 8.3 – Pipex Comms plc
2007.09.18	Rule 8.3 – Reuters Group plc
2007.09.18	Director/PDMR Shareholding
2007.09.19	Rule 8.3 – Sondex plc
2007.09.19	Rule 8.3 – Reuters Group plc
2007.09.19	Rule 8.3 – Friends Provident
2007.09.19	Rule 8.3 – ICI plc
2007.09.19	Rule 8.3 – Resolution plc
2007.09.19	Rule 8.3 – Xansa plc
2007.09.20	Rule 8.3 – Friends Provident
2007.09.20	Rule 8.3 – Xansa plc
2007.09.20	Rule 8.3 – Sondex plc
2007.09.21	Transaction in Own Shares
2007.09.24	Rule 8.3 – Friends Provident
2007.09.24	Rule 8.3 – Reuters Group plc
2007.09.25	Rule 8.3 – Resolution plc
2007.09.26	Rule 8.3 – Friends Provident
2007.09.26	Rule 8.3 – Resolution plc
2007.09.26	Rule 8.3 – ICI plc
2007.09.26	Rule 8.3 – Reuters Group plc
2007.09.27	Rule 8.3 – Reuters Group plc
2007.09.27	Rule 8.3 Friends Providents
2007.09.27	Rule 8.3 – Resolution plc
2007.09.27	Rule 8.3 – ICI plc
2007.09.28	Total Voting Rights

Documents lodged at Companies House:

Forms 88(2)

1 Form 88(2)'s - Return of Allotment of 26,000 shares registered on 17.08.2007

1 Form 88(2)'s - Return of Allotment of 1,626 shares registered on 21.08.2007
1 Form 88(2)'s - Return of Allotment of 1,617 shares registered on 22.08.2007
1 Form 88(2)'s - Return of Allotment of 1,600 shares registered on 29.08.2007
1 Form 88(2)'s - Return of Allotment of 1,472 shares registered on 30.08.2007
1 Form 88(2)'s - Return of Allotment of 4,528 shares registered on 31.08.2007
1 Form 88(2)'s - Return of Allotment of 2,800 shares registered on 13.09.2007

Forms 169

Form 169A (2) - Return by a PLC cancelling/selling or transferring shares from Treasury dated 19.06.07
Form 169A (2) - Return by a PLC cancelling/selling or transferring shares from Treasury dated 02.07.07

Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 15.06.07
Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 18.06.07
Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 19.06.07
Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 21.06.07
Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 22.06.07
Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 25.06.07
Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 26.06.07
Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 27.06.07
Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 28.06.07
Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 29.06.07
Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 02.07.07
Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 06.08.07
Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 14.08.07
Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 15.08.07
Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 17.08.07
Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 20.08.07
Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 21.08.07

Forms 288a

Form 288a – Appointment of Director or Secretary 05.09.2007
Form 288a – Appointment of Director or Secretary 15.09.2007
Form 288a – Appointment of Director or Secretary 25.09.2007

Forms 288b

Form 288b – Terminating Appointment of Director or Secretary 10.08.2007

I would be grateful if you could acknowledge receipt by stamping the enclosed copy of this letter and return in the envelope provided. Also enclosed is an international coupon for the cost this will entail.

Yours faithfully

pp Kenny Melville
Assistant Company Secretary

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Resolution plc
Released	14:42 03-Sep-07
Number	1943D

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Resolution plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 5p
Date of dealing	31 August 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	10,296,090	(1.501%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	10,296,090	(1.501%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	198,333	£6.185

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	3 September 2007
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- ICI plc
Released	13:40 04-Sep-07
Number	2675D

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Imperial Chemical Industries plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary £1
Date of dealing	3 September 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	17,729,827	(1.483%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	17,729,827	(1.483%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Transfer In	1,636	N/A
Disposal	14	£6.341

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	4 September 2007
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

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Regulatory Announcement

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Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Friends Provident
Released	13:43 04-Sep-07
Number	2678D

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Friends Provident plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 10p
Date of dealing	3 September 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	25,063,459	(1.166%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	25,063,459	(1.166%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	52	£1.780

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	4 September 2007
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Regulatory Announcement

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Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Transaction in Own Shares
Released	07:01 05-Sep-07
Number	3023D

HBOS plc announces that on 04 September 2007 it purchased 200,000 of its ordinary shares at a price of 896.8554 pence per share. It is intended that these shares will be held in Treasury.

Following the purchase, HBOS plc holds 7,952,000 of its ordinary shares in Treasury and has a total of 3,734,923,828 ordinary shares (excluding shares held in Treasury) in issue.

END

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Free annual report 

Company	HBOS PLC
TIDM	HBOS
Headline	Hx House Price Index - Aug 07
Released	08:00 05-Sep-07
Number	2954D

Halifax House Price Index

National Index August 2007

All Houses, All Buyers Index (1983=100)

Index (seasonally adjusted) 646.6 Monthly Change 0.4% Annual Change 11.4%

Standardised Average Price (seasonally adjusted) £199,770

Key Points

- House prices increased by 0.4% in August. This is the third month in the last four that prices have grown by less than 0.5%, confirming that house price inflation is slowing.
- The three monthly increase in house prices – a good indicator of the underlying trend – has from 4.5% in March to 1.6% in August.
- The annual rate edged higher to 11.4% in August from 11.2% in July. The annual rate s decline over the coming months as the strong monthly house price gains last summer and a drop out of the year-on-year comparisons.
- Mortgage approvals to fund house purchase in the three months to July were 9% lowe during the recent three month peak during September to November 2006. The level of new interest in purchasing a house fell for the eighth successive month in July, marking incre caution amongst potential buyers.
- A healthy economy and strong labour market continue to underpin housing demand. domestic product (GDP) increased by 0.8% between Q1 and Q2, above its long-term av pace (0.7%). Employment continued to rise against the background of healthy economic g in the three months to June with the total number 93,000 higher than in the previous quarter.
- House price inflation is expected to ease over the rest of 2007. The increase in mortgage since last summer is having an effect on housing affordability and will bite further durin coming months. Negative real earnings growth so far this year - average earnings increas 3.3% over the year to June 2007 against a 4.4% rise in the Retail Price Index - and rising prices will also reduce the income households have available for housing.

Commenting, Martin Ellis, Chief Economist, said:

"House prices increased by 0.4 per cent in August. This is the third month in the last four that house prices have risen by less than 0.5 per cent. Whilst the market remains robust, this provides further evidence that house price inflation has slowed since the beginning of the year.

The downward trend in house price growth is expected to continue over the remainder of 2007 as the five interest rate rises since last summer have an increasing impact on household spending and

housing demand. Sound economic fundamentals, high levels of employment and a shortage in the number of properties available for sale will, however, continue to support house prices."

House price growth is slowing.....

The three monthly increase in house prices – a good indicator of the underlying trend – has slowed sharply over the past few months. Prices rose by 1.6% between June and August compared with a 4.5% in the three months to March.

.....and housing market activity also continues to ease

Mortgage approvals to fund house purchase held steady at a seasonally adjusted 115,000 in July. Nonetheless, approvals in the three months to July were 9% lower than during the recent three month peak during September to November 2006. (Source: Bank of England)

The level of new buyer interest in purchasing a house fell for the eighth successive month in July, indicating that potential buyers have become more cautious. Completed property sales in July were 10% lower than a year ago. (Source: RICS)

Interest rate effect to bite increasingly in the coming months ......

The increase in mortgage rates since last summer is having an effect on housing affordability and will bite further during the coming months. Negative real earnings growth in the first six months of this year and rising food prices is also reducing the income households have available for housing. Average earnings increased by 3.3% over the year to June 2007; 1.1 percentage points lower than the increase in the Retail Price Index over the same period (4.4%).

Economic fundamentals are sound

Strong economic fundamentals continue to support the housing market. Latest official figures confirm that gross domestic product (GDP) increased by 0.8% between Q1 and Q2, above its long-term average pace (0.7%).

Employment continued to rise against the background of healthy economic growth in the three months to June with the total number 93,000 higher than in the previous quarter. The total number in employment stands at a record 29.1 million (Source: ONS)

A sound economic background, together with an ongoing shortage of both new housebuilding and secondhand properties for sale, should continue to support house prices.

NOTE: The 11.4% number is the quarterly year-on-year figure. This figure provides a much better picture of underlying trends compared to a monthly year-on-year number as it smoothes out any short-term fluctuations.

The Halifax House Price Index is prepared from information that we believe is collated with care, but we do not make any statement as to its accuracy or completeness. We reserve the right to vary our methodology and to edit or discontinue the indices at any time for regulatory or other reasons. Persons seeking to place reliance on the indices for their own or third party commercial purposes do so at their own risk.

END

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Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Reuters Group plc
Released	14:55 05-Sep-07
Number	3592D

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Reuters Group plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 25p
Date of dealing	4 September 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	23,775,093	(1.699%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	23,775,093	(1.699%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	1,133,967	£6.387
Purchase	12,533	£6.405

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	5 September 2007
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Regulatory Announcement

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Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Xansa plc
Released	14:57 05-Sep-07
Number	3597D

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Xansa plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 5p
Date of dealing	4 September 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	6,081,193	(1.746%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	6,081,193	(1.746%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	91,131	£1.278

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	5 September 2007
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Free annual report 

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- ICI plc
Released	14:59 05-Sep-07
Number	3600D

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Imperial Chemical Industries plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary £1
Date of dealing	4 September 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	17,741,699	(1.484%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	17,741,699	(1.484%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Acquisition	11,872	£6.343

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	5 September 2007
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Reuters Group plc
Released	15:40 07-Sep-07
Number	5220D

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Reuters Group plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 25p
Date of dealing	6 September 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	23,774,678	(1.699%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	23,774,678	(1.699%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	415	£6.3362

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	7 September 2007
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Regulatory Announcement

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Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Blocklisting Interim Review
Released	10:00 10-Sep-07
Number	4423D

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN *RIS*.

Date: 10 September 2007

Name of *applicant*:		HBOS plc		
Name of scheme:		a) Bank of Scotland SAYE scheme b) Bank of Scotland ESOS c) Halifax Group plc Sharesave scheme d) Halifax Group plc IR approved share option scheme (and unapproved) e) HBOS plc Employee Share Option Plan f) HBOS Sharesave Plan g) The HBOS St. James's Place Capital Partners Share Option Scheme h) The HBOS plc Share Incentive Plan i) The HBOS plc International Free Shares Plan j) The HBOS plc Australian Free Share Plan k) The HBOS plc Approved Profit Sharing Scheme		
Period of return:	From:	10 March 2007	To:	10 September 2007
Balance of unallotted securities under scheme(s) from previous return:		a) 2,348,372 b) 1,253,373 c) 518,516 d) 4,580,058 e) 12,907,471 f) 4,081,741 g) 140,062 h) 719,781 i) 0 j) 0 k) 0		
Plus: The amount by which the block scheme (s) has been increased since the date of the last return (if any increase has been applied for):		g) 1,650,917 h) 7,716,308 i) 191,599 j) 955,709 k) 261,729		
Less: Number of *securities* issued/allotted under scheme(s) during period (see LR3.5.7G):		a) 0 b) 310,316 c) 0		

	d) 0 e) 6,174,797 f) 20,739 g) 233,718 h) 6,574,018 i) 158,337 j) 661,188 k) 212,837

Equals: Balance under scheme(s) not yet issued/allotted at end of period:	a) 2,348,372 b) 943,057 c) 518,516 d) 4,580,058 e) 6,732,674 f) 4,061,002 g) 1,557,261 h) 1,862,071 i) 33,262 j) 294,521 k) 48,892

Name of contact:	Nicola Moodie
Telephone number of contact:	0131 243 5486

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Friends Provident
Released	12:06 10-Sep-07
Number	5803D

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Friends Provident plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 10p
Date of dealing	5 September 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	25,061,360	(1.154%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	25,061,360	(1.154%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	2,100	£1.770

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	10 September 2007
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Regulatory Announcement

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Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Sondex plc
Released	12:11 10-Sep-07
Number	5806D

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Sondex plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 10p
Date of dealing	7 September 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	3,643,879	(6.380%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	3,643,879	(6.380%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	1,500	£4.5475

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure 10 September 2007

Contact name

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- ICI plc
Released	12:14 10-Sep-07
Number	5811D

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Imperial Chemical Industries plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary £1
Date of dealing	7 September 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	17,742,355	(1.484%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	17,742,355	(1.484%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Transfer In	656	N/A

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9)	**NO**

Date of disclosure	10 September 2007
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Regulatory Announcement




Free annual report

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Company	HBOS PLC
TIDM	HBOS
Headline	Transaction in Own Shares
Released	07:00 11-Sep-07
Number	6094D

HBOS plc announces that on 10 September 2007 it purchased 250,000 of its ordinary shares at a price of 874.1787 pence per share. It is intended that these shares will be held in Treasury.

Following the purchase, HBOS plc holds 8,202,000 of its ordinary shares in Treasury and has a total of 3,734,673,828 ordinary shares (excluding shares held in Treasury) in issue.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Reuters Group plc
Released	12:07 11-Sep-07
Number	6597D

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Reuters Group plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 25p
Date of dealing	10 September 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	23,777,431	(1.881%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	23,777,431	(1.881%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	2,753	£6.345

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	11 September 2007
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Resolution plc
Released	12:08 11-Sep-07
Number	6601D

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Resolution plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 5p
Date of dealing	10 September 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	10,297,807	(1.501%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	10,297,807	(1.501%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	1,716	£6.215

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	11September 2007
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Free annual report


Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- ICI plc
Released	12:10 11-Sep-07
Number	6603D

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Imperial Chemical Industries plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary £1
Date of dealing	10 September 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	17,714,347	(1.482%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	17,714,347	(1.482%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	2,631	£6.320
Sale	30,639	£6.315

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	11 September 2007
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Pipex Comms plc
Released	12:13 11-Sep-07
Number	6607D

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Pipex Communications plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 1p
Date of dealing	10 September 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	79,024,938	(3.293%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	79,024,938	(3.293%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	1,000,000	£0.108

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	11 September 2007
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Reuters Group plc
Released	12:44 12-Sep-07
Number	7400D

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Reuters Group plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 25p
Date of dealing	11 September 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	23,775,741	(1.881%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	23,775,741	(1.881%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	1,690	£6.398

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	12 September 2007
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Regulatory Announcement

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Free annual report



Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Xansa plc
Released	13:40 13-Sep-07
Number	8159D

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Xansa plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 5p
Date of dealing	12 September 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	6,241,394	(1.792%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	6,241,394	(1.792%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	160,200	£1.288

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	13 September 2007
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- ICI plc
Released	13:51 13-Sep-07
Number	8163D

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Imperial Chemical Industries plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary £1
Date of dealing	11 September 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	17,712,047	(1.481%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	17,712,047	(1.481%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	2,300	£6.345

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	13 September 2007
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Free annual report



Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Cardpoint plc
Released	13:53 13-Sep-07
Number	8165D

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Cardpoint plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 5p
Date of dealing	12 September 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	4,392,498	(3.923%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	4,392,498	(3.923%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	19,366	£0.940
Sale	19,366	£0.940

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	13 September 2007
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Sondex plc
Released	13:56 13-Sep-07
Number	8168D

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Sondex plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 10p
Date of dealing	12 September 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	3,626,079	(6.349%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	3,626,079	(6.349%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	20,000	£4.550

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)


Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Friends Provident
Released	14:36 13-Sep-07
Number	8201D

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Friends Provident plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 10p
Date of dealing	12 September 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	25,058,511	(1.154%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	25,058,511	(1.154%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Transfer Out	2,850	N/A

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	13 September 2007
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Pipex Comms plc
Released	15:02 13-Sep-07
Number	8235D

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Pipex Communications plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 1p
Date of dealing	12 September 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	77,635,315	(3.235%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	77,635,315	(3.235%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	**Long**		**Short**	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Transfer Out	1,389,623	N/A

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	13 September 2007
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Regulatory Announcement

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Company	HBOS Treasury Services PLC
TIDM	64HJ
Headline	Publication of Final Terms
Released	08:51 14-Sep-07
Number	8614D

Publication of Final Terms by HBOS Treasury Services plc

The Prospectus in relation to the HBOS plc Programme for the Issuance of Debt Instruments dated 1st May 2007 ("the Programme"), was published on 4th May 2007 (Regulatory Announcement number 1416W), the Supplemental Prospectus dated 1st August 2007 was published on 3rd August 2007 (Regulatory Announcement number 5450B).

The Prospectus constitutes the base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC ("Prospectus Directive")).

HBOS Treasury Services plc, as an Issuer on the Programme, guaranteed by HBOS plc and The Governor and Company of the Bank of Scotland, has issued certain Instruments under the Programme.

The following documents constitute the Final Terms of the Instruments described therein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Prospectus. Full information on the Issuer and the offer of the Instruments is only available on the basis of the combination of the Final Terms and the Prospectus.

To view the Final Terms in full, please paste the following URL into the address bar of your browser.

GBP 55,000,000 Floating Rate Notes due September 2008,
ISIN No. XS0321463845

http://www.rns-pdf.londonstockexchange.com/rns/8614d_-2007-9-14.pdf

For further information, please contact

HBOS Treasury Services plc
33 Old Broad Street
London EC2N 1HZ
Tel: +44 (020) 7574 8000
Fax: +44(020) 7574 8133
Attention: Legal Department

DISCLAIMER – INTENDED ADDRESSEES

Please note that the information contained in the Prospectus (as supplemented) and Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the

Prospectus and Final Terms is not addressed. The instruments to which the Prospectus and Final Terms relates have not been and will not be registered under the United States Securities Act of 1933 (the "Securities Act"), or the securities laws of any other United States jurisdiction. Accordingly, the instruments may not be sold except pursuant to a valid exemption from the Securities Act. The Prospectus and Final Terms are not intended for use in the United States and are not addressed to or targeted at U.S persons and should not be relied upon by any U.S. persons. Prior to relying on the information contained in the Prospectus and Final Terms you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

END

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Company	HBOS Treasury Services PLC
TIDM	64HJ
Headline	Publication of Final Terms
Released	10:24 14-Sep-07
Number	8626D

Publication of Final Terms by HBOS Treasury Services plc

The Prospectus in relation to the HBOS plc Programme for the Issuance of Debt Instruments dated 1st May 2007 ("the Programme"), was published on 4th May 2007 (Regulatory Announcement number 1416W), the Supplemental Prospectus dated 1st August 2007 was published on 3rd August 2007 (Regulatory Announcement number 5450B).

The Prospectus constitutes the base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC ("Prospectus Directive")).

HBOS Treasury Services plc, as an Issuer on the Programme, guaranteed by HBOS plc and The Governor and Company of the Bank of Scotland, has issued certain Instruments under the Programme.

The following documents constitute the Final Terms of the Instruments described therein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Prospectus. Full information on the Issuer and the offer of the Instruments is only available on the basis of the combination of the Final Terms and the Prospectus.



To view the Final Terms in full, please paste the following URL into the address bar of your browser.

GBP 5,000,000 Putable Floating Rate Notes due August 2013,
ISIN No. XS0318465951

http://www.rns-pdf.londonstockexchange.com/rns/8626d_-2007-9-14.pdf

For further information, please contact

HBOS Treasury Services plc
33 Old Broad Street
London EC2N 1HZ
Tel: +44 (020) 7574 8000
Fax: +44(020) 7574 8133
Attention: Legal Department

DISCLAIMER – INTENDED ADDRESSEES

Please note that the information contained in the Prospectus (as supplemented) and Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be

relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and Final Terms is not addressed. The instruments to which the Prospectus and Final Terms relates have not been and will not be registered under the United States Securities Act of 1933 (the "Securities Act"), or the securities laws of any other United States jurisdiction. Accordingly, the instruments may not be sold except pursuant to a valid exemption from the Securities Act. The Prospectus and Final Terms are not intended for use in the United States and are not addressed to or targeted at U.S persons and should not be relied upon by any U.S. persons. Prior to relying on the information contained in the Prospectus and Final Terms you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Reuters Group plc
Released	13:28 14-Sep-07
Number	8865D

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Reuters Group plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 25p
Date of dealing	13 September 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	23,776,434	(1.881%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	23,776,434	(1.881%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Transfer In	693	N/A

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	14 September 2007
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Sondex plc
Released	13:30 14-Sep-07
Number	8869D

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Sondex plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 10p
Date of dealing	12 September 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	3,628,179	(6.353%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	3,628,179	(6.353%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	2,100	£4.555

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing,varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	14 September 2007
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- ICI plc
Released	13:34 14-Sep-07
Number	8871D

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Imperial Chemical Industries plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary £1
Date of dealing	13 September 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	17,720,393	(1.482%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	17,720,393	(1.482%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Transfer In	8,345	N/A

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	14 September 2007
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Regulatory Announcement

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Free annual report 

Company	HBOS PLC
TIDM	HBOS
Headline	Transaction in Own Shares
Released	07:01 17-Sep-07
Number	9193D

HBOS plc announces that on 14 September 2007 it purchased 1,000,000 of its ordinary shares at a price of 852.7804 pence per share. It is intended that these shares will be held in Treasury.

Following the purchase, HBOS plc holds 9,202,000 of its ordinary shares in Treasury and has a total of 3,733,676,628 ordinary shares (excluding shares held in Treasury) in issue.

END

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Regulatory Announcement

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Company	Bank of Scotland (Gov & Co of)
TIDM	63GF
Headline	HBOS Group Reorganisation Act
Released	14:49 17-Sep-07
Number	9655D

HBOS Group Reorganisation Act 2006

17 September 2007

BANK OF SCOTLAND PLC (registered in Scotland as a public company under the Companies Act 1985 with registered number SC327000) (the **Bank**)

The following is a notice to the holders of the:

£500,000,000 4.875 per cent. per cent. Series 2004-1 Social Housing Covered Bonds due 20 December 2024
(ISIN: XS0208653773 – Common Code: 020865377 – CUSIP: N/A)

£500,000,000 4.875 per cent. Series 2005-1 Social Housing Covered Bonds due 10 February 2010
(ISIN: XS0211920664 – Common Code: 02192066 – CUSIP: N/A)

£500,000,000 4.875 per cent. Series 2006-1 Social Housing Covered Bonds due 8 November 2016
(ISIN: XS0274407039 – Common Code: 027440703 – CUSIP: N/A)

unconditionally guaranteed by HBOS plc
and
irrevocably and unconditionally guaranteed as to payment of principal and interest by
HBOS Social Housing Covered Bonds LLP
under the £3,000,000,000 Social Housing Covered Bond Programme

each issued by HBOS Treasury Services plc (**HBOSTS**)
(the **Covered Bondholders** and the **Covered Bonds**, respectively)

constituted by a Trust Deed dated 21 December 2004 (as supplemented, amended and restated) between HBOSTS and Citicorp Trustee Company Limited (the **Trustee**) as trustee for the Covered Bondholders

Notice is hereby given to the Covered Bondholders that, pursuant to the HBOS Group Reorganisation Act 2006 (the **HBOS Group Reorganisation Act**) and with effect from 17 September 2007, The Governor and Company of the Bank of Scotland was registered as a public company under the Companies Act 1985 and changed its name to Bank of Scotland plc and the businesses and property and liabilities of HBOSTS and Halifax plc (**Halifax**) were transferred to the Bank.

In this regard, there is no need for the parties to the Transaction Documents to enter into any further documentation in order to construe the Transaction Documents as referring to the Bank in place of HBOSTS and/or Halifax (as the case may be) since the HBOS Group Reorganisation Act provides that every existing contract relating to HBOSTS and/or Halifax (as the case may be) shall be construed and have effect on and from the Reorganisation Date as if the Bank had been a party thereto instead of HBOSTS and/or Halifax (as the case may be) and as if any reference (however worded and whether express or implied) to HBOSTS and/or Halifax (as the case may be) was substituted with reference to the Bank.

Copies of the Transaction Documents are available for inspection by Covered Bondholders at the specified offices of the Paying Agents set out below:

PRINCIPAL PAYING AGENT

Citibank, N.A., London Branch
Citigroup Centre
Canada Square
Canary Wharf
London E14 5LB

All defined terms, unless defined herein or the context otherwise requires, shall have the meanings given to them in the Master Definitions and Construction Schedule dated 21 December 2006 (as amended and restated).

For further information, please contact:

Bank of Scotland plc
The Mound
Edinburgh EH1 1YZ

DISCLAIMER – INTENDED ADDRESSEES

Please note that the information contained in the base prospectus of HBOSTS dated 31 October 2006, as supplemented (the **Prospectus**) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Nothing in this service constitutes an offer to sell or issue or the solicitation of an offer to buy or subscribe for securities in the United States or any other jurisdiction.

Your right to access this service is conditional upon complying with the above requirements.

END

Regulatory Announcement

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Company	Bank of Scotland (Gov & Co of)
TIDM	63GF
Headline	HBOS Group Reorganisation Act
Released	14:51 17-Sep-07
Number	9657D

HBOS Group Reorganisation Act 2006

17 September 2007

Permanent Master Issuer PLC (the **Master Issuer**)

The following is a notice to the holders of the 2006-1 Notes (as defined below) issued by the Master Issuer on 17 October 2006 and the holders of the 2007-1 Notes (as defined below) issued by the Master Issuer on 23 February 2007.

The Master Issuer wishes to give notice to the holders (the **2006-1 Noteholders**) of the:

$1,000,000,000 Series 1 Class A Asset Backed Floating Rate Notes due October 2007 (ISIN: US71419GAA85 – Common Code: 027106811 – CUSIP: 71419GAA8)
$1,750,000,000 Series 2 Class A Asset Backed Floating Rate Notes due October 2015 (ISIN: US71419BAB68 – Common Code: 802710764 – CUSIP: 71419GAB6)
CAN$350,000,000 Series 3 Class A Asset Backed Floating Rate Notes due July 2033 (ISIN: GAG7014RAQ51 – Common Code: 027124968 – CUSIP: G7014RAQ5)
€500,000,000 Series 4 Class A1 Asset Backed Floating Rate Notes due October 2015 (ISIN: XS0270510067 – Common Code: 027051006 – CUSIP: N/A)
€1,750,000,000 Series 4 Class A2 Asset Backed Floating Rate Notes due July 2033 (ISIN: XS0270510653 – Common Code: 027051065 – CUSIP: N/A)
$1,500,000,000 Series 5 Class A Asset Backed Floating Rate Notes due July 2033 (ISIN: US71419GAG55 – Common Code: 027124623 – CUSIP: 71419GAG5)
£500,000,000 Series 6 Class A1 Asset Backed Floating Rate Notes due April 2020 (ISIN: XS0270511628 – Common Code: 027051162 – CUSIP: not applicable)
£600,000,000 Series 6 Class A2 Asset Backed Floating Rate Notes due April 2020 (ISIN: XS0270512279 – Common Code: 027051227 – CUSIP: N/A)
$35,800,000 Series 1 Class B Asset Backed Floating Rate Notes due July 2042 (ISIN: US71419GAC42 – Common Code: 0207107168 – CUSIP: 71419GAC4)
$134,900,000 Series 2 Class B Asset Backed Floating Rate Notes due July 2042 (ISIN: US71419GAD25 – Common Code: 027107788 – CUSIP: 71419GAD2)
€129,300,000 Series 4 Class B Asset Backed Floating Rate Notes due July 2042 (ISIN: XS0270510810 – Common Code: 027051081 – CUSIP: N/A)
$35,800,000 Series 1 Class C Asset Backed Floating Rate Notes due July 2042 (ISIN: US71419GAE08 – Common Code: 027107354 – CUSIP: 71419GAE0)
$134,900,000 Series 2 Class C Asset Backed Floating Rate Notes due July 2042 (ISIN: US71419GAF72 – Common Code: 027107044 – CUSIP: 71419GAF7)
€129,300,000 Series 4 Class C Asset Backed Floating Rate Notes due September 2032 (ISIN: XS0270511115 – Common Code: 027051111 – CUSIP: N/A)

(together, the **2006-1 Notes**)

and to the holders (the **2007-1 Noteholders** and, together with the 2006-1 Noteholders, the **Noteholders**) of the:

$1,000,000,000 Series 1 Class A Asset Backed Floating Rate Notes due January 2008 (ISIN:

US71419GAH39 – Common Code: 28910312 – CUSIP: 71419GAH3)
$1,500,000,000 Series 2 Class A1 Asset Backed Floating Rate Notes due January 2016 (ISIN: US71419GAJ94 – Common Code: 28918941 – CUSIP: 71419GAJ9)
$1,000,000,000 Series 2 Class A2 Asset Backed Floating Rate Notes due January 2016 (ISIN: US71419GAK67 – Common Code: 28919026 – CUSIP: 71419GAK6)
€1,500,000,000 Series 3 Class A Asset Backed Floating Rate Notes due October 2033 (ISIN: XS0288090342 – Common Code: 28809034 – CUSIP: N/A)
$1,350,000,000 Series 4 Class A Asset Backed Floating Rate Notes due October 2033 (ISIN: US71419GAL41 – Common Code: 28919115 – CUSIP: 71419GAL4)
£650,000,000 Series 5 Class A Asset Backed Floating Rate Notes due October 2033 (ISIN: XS0288093957 – Common Code: 28809395 – CUSIP: N/A)
$43,000,000 Series 1 Class B Asset Backed Floating Rate Notes due July 2042 (ISIN: US71419GAM24 – Common Code: 28919182 – CUSIP: 71419GAM2)
£83,600,000 Series 2 Class B Asset Backed Floating Rate Notes due July 2042 (ISIN: XS0288097511 – Common Code: 28809751 – CUSIP: N/A)
£41,300,000 Series 4 Class B Asset Backed Floating Rate Notes due July 2042 (ISIN: XS0288100836 – Common Code: 28810083 – CUSIP: N/A)
$43,000,000 Series 1 Class C Asset Backed Floating Rate Notes due July 2042 (ISIN: US71419GAN07 – Common Code: 28919263 – CUSIP: 71419GAN0)
£83,600,000 Series 2 Class C Asset Backed Floating Rate Notes due July 2042 (ISIN: XS0288102709 – Common Code: 28810270 – CUSIP: N/A)
£41,300,000 Series 4 Class C Asset Backed Floating Rate Notes due July 2042 (ISIN: XS0288104408 – Common Code: 28810440 – CUSIP: N/A)

(together, the **2007-1 Notes** and, together with the 2006-1 Notes, the **Notes**)

each issued by the Master Issuer

constituted by a Trust Deed dated 17 October 2006 (as supplemented and amended) between the Master Issuer and The Bank of New York (the **Trustee**) as trustee for the Noteholders

Notice is hereby given to the Noteholders that, pursuant to the HBOS Group Reorganisation Act 2006 (the **HBOS Group Reorganisation Act**) and with effect from 17 September 2007 (the **Reorganisation Date**), The Governor and Company of the Bank of Scotland (the **Bank**) registered as a public company under the Companies Act 1985 and changed its name to Bank of Scotland plc and the business and all property and liabilities of Halifax plc (**Halifax**) were transferred to the Bank.

In this regard, there is no need for the parties to the Transaction Documents to enter into any further documentation in order to construe the Transaction Documents as referring to the Bank in place of Halifax since the HBOS Group Reorganisation Act provides that every existing contract relating to Halifax shall be construed and have effect on and from the Reorganisation Date as if the Bank had been a party thereto instead of Halifax and as if any reference (however worded and whether express or implied) to Halifax was substituted with a reference to the Bank.

However, certain Transaction Documents to which Halifax and/or the Bank is a party may be amended and restated or supplemented and amended in connection with the next issue of notes by the Master Issuer so that the representations and warranties and covenants contained therein reflect that they will be given by a company incorporated in Scotland and registered as a public company under the Companies Act 1985.

Copies of any such further Transaction Documents will be available for inspection by Noteholders at the specified offices of the Paying Agents set out below:

UK PRINCIPAL PAYING AGENT	US PAYING AGENT
Citibank, N.A. Citigroup Centre Canada Square	Citibank, N.A. 14th Floor 388 Greenwich Street New York

Canary Wharf London E14 5LB	New York 10013

All defined terms, unless defined herein or the context otherwise requires, shall have the meanings given to them in the Amended and Restated Master Definitions and Construction Schedule dated 1 March 2007 and the Master Issuer Master Definitions and Construction Schedule dated 1 March 2007.

For further information, please contact:

Permanent Master Issuer plc
c/o SFM Corporate Services Limited
35 Great St. Helen's
London EC3A 6AP

Telephone : 020 7398 6300
Fax : 020 7398 6325

DISCLAIMER – INTENDED ADDRESSEES

Please note that the information contained in the base prospectus of the Issuer dated 11 October 2006 as amended by a supplement dated 13 February 2007 (the **Base Prospectus**) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Base Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Base Prospectus is not addressed. Prior to relying on the information contained in the Base Prospectus you must ascertain from the Base Prospectus whether or not you are part of the intended addressees of the information contained therein.

Nothing in this service constitutes an offer to sell or issue or the solicitation of an offer to buy or subscribe for securities in the United States or any other jurisdiction.

Your right to access this service is conditional upon complying with the above requirement[s].

END

Regulatory Announcement





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Company	Bank of Scotland (Gov & Co of)
TIDM	63GF
Headline	HBOS Group Reorganisation Act
Released	14:52 17-Sep-07
Number	9661D

HBOS Group Reorganisation Act 2006

17 September 2007

Permanent Financing (No.2) PLC (the **Second Issuer**)

The following is a notice to the holders of the Notes (as defined below) issued by the Second Issuer on 6 March 2003.

The Second Issuer wishes to give notice to the holders of the:

$1,750,000,000 Series 4 Class A Asset Backed Floating Rate Notes due December 2009 (ISIN: US71419PAG54 – Common Code: N/A – CUSIP: 71419PAG5)
€56,500,000 Series 4 Class B Asset Backed Floating Rate Notes due June 2042 (ISIN: XS0163978066 – Common Code: 016397806 – CUSIP: N/A)
€56,500,000 Series 4 Class C Asset Backed Floating Rate Notes due June 2042 (ISIN: XS0163978496 – Common Code: 016397849 – CUSIP: N/A)
£750,000,000 Series 5 Class A Asset Backed Floating Rate Notes due June 2042 (ISIN: XS0163978900 – Common Code: 016397890 – CUSIP: N/A)
£26,000,000 Series 5 Class B Asset Backed Floating Rate Notes due June 2042 (ISIN: XS0163979973 – Common Code: 016397997 – CUSIP: N/A)
£26,000,000 Series 5 Class C Asset Backed Floating Rate Notes due June 2042 (ISIN: XS0163980476 – Common Code: 016398047 – CUSIP: N/A))

each issued by the Second Issuer
(the **Noteholders** and the **Notes**, respectively)

constituted by a Trust Deed dated 6 March 2003 (as supplemented and amended) between the Second Issuer and The Bank of New York (the **Trustee**) as trustee for the Noteholders

Notice is hereby given to the Noteholders that, pursuant to the HBOS Group Reorganisation Act 2006 (the **HBOS Group Reorganisation Act**) and with effect from 17 September 2007 (the **Reorganisation Date**), The Governor and Company of the Bank of Scotland (the **Bank**) was registered as a public company under the Companies Act 1985 and changed its name to Bank of Scotland plc and the business and all property and liabilities of Halifax plc (**Halifax**) were transferred to the Bank.

In this regard, there is no need for the parties to the Transaction Documents to enter into any further documentation in order to construe the Transaction Documents as referring to the Bank in place of Halifax since the HBOS Group Reorganisation Act provides that every existing contract relating to Halifax shall be construed and have effect on and from the Reorganisation Date as if the Bank had been a party thereto instead of Halifax and as if any reference (however worded and whether express or implied) to Halifax was substituted with a reference to the Bank.

However, certain Transaction Documents to which Halifax and/or the Bank is a party may be amended and restated or supplemented and amended in connection with the next issue of notes by the Second Issuer so that the representations and warranties and covenants contained therein reflect that they will be given by a company incorporated in Scotland and registered as a public company under the Companies Act 1985.

Copies of any such further Transaction Documents will be available for inspection by Noteholders at the specified offices of the Paying Agents set out below:

UK PRINCIPAL PAYING AGENT	US PAYING AGENT
Citibank, N.A. Citigroup Centre Canada Square Canary Wharf London E14 5LB	Citibank, N.A. 14th Floor 388 Greenwich Street New York New York 10013

All defined terms, unless defined herein or the context otherwise requires, shall have the meanings given to them in the Amended and Restated Master Definitions and Construction Schedule dated 1 March 2007 and the Second Issuer Master Definitions and Construction Schedule dated 5 March 2003.

For further information, please contact:

Permanent Master Issuer plc
c/o SFM Corporate Services Limited
35 Great St. Helen's
London EC3A 6AP

Telephone : 020 7398 6300
Fax : 020 7398 6325

DISCLAIMER – INTENDED ADDRESSEES
Please note that the information contained in the base prospectus of the Issuer dated 28 February 2003 (the **Base Prospectus**) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Base Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Base Prospectus is not addressed. Prior to relying on the information contained in the Base Prospectus you must ascertain from the Base Prospectus whether or not you are part of the intended addressees of the information contained therein.

Nothing in this service constitutes an offer to sell or issue or the solicitation of an offer to buy or subscribe for securities in the United States or any other jurisdiction.

Your right to access this service is conditional upon complying with the above requirements.

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Regulatory Announcement

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Company	Bank of Scotland (Gov & Co of)
TIDM	63GF
Headline	HBOS Group Reorganisation Act
Released	14:53 17-Sep-07
Number	9666D

HBOS Group Reorganisation Act 2006

17 September 2007

Permanent Financing (No. 4) PLC (the **Fourth Issuer**)

The following is a notice to the holders of the Notes (as defined below) issued by the Fourth Issuer on 12 March 2004.

The Fourth Issuer wishes to give notice to the holders of the:

$1,700,000,000 Series 3 Class A Asset Backed Floating Rate Notes due March 2024 (ISIN: US71419QAH11 – Common Code: 018793164 – CUSIP: 71419QAH1)
$75,800,000 Series 3 Class B Asset Backed Floating Rate Notes due June 2042 (ISIN: US71419QAJ76 – Common Code: 018793245 – CUSIP: 71419QAJ7)
$40,400,000 Series 3 Class M Asset Backed Floating Rate Notes due June 2042 (ISIN: US71419QAL23 – Common Code: 018793270 – CUSIP: 71419QAL2)
$55,400,000 Series 3 Class C Asset Backed Floating Rate Notes due June 2042 (ISIN: US71419QAK40 – Common Code: 018793296 – CUSIP: 71419QAK4)
€1,500,000,000 Series 4 Class A Asset Backed Floating Rate Notes due March 2034 (ISIN: XS0187595516 – Common Code: 018759551 – CUSIP: 71428H9R0)
€85,000,000 Series 4 Class B Asset Backed Floating Rate Notes due June 2042 (ISIN: XS0187596167 – Common Code: 018759616 – CUSIP: 71428H9S8)
€62,500,000 Series 4 Class M Asset Backed Floating Rate Notes due June 2042 (ISIN: XS0187596910 – Common Code: 018759691 – CUSIP: 71428H9T6)
€750,000,000 Series 5 Class A1 Asset Backed 3.9615% Fixed Rate Notes due June 2042 (ISIN: XS0187599773 – Common Code: 018759977 – CUSIP: 71428H9U3)
£1,100,000,000 Series 5 Class A2 Asset Backed Floating Rate Notes due June 2042 (ISIN: XS0187601009 – Common Code: 018760100 – CUSIP: 71428H9V1)
£43,000,000 Series 5 Class B Asset Backed Floating Rate Notes due June 2042 (ISIN: XS0187601934 – Common Code: 018760193 – CUSIP: 71428H9W9)
£32,000,000 Series 5 Class M Asset Backed Floating Rate Notes due June 2042 (ISIN: XS0187602155 – Common Code: 018760215 – CUSIP: 71428H9X7)
£54,000,000 Series 5 Class C Asset Backed Floating Rate Notes due June 2042 (ISIN: XS0187602403 – Common Code: 018760240 – CUSIP: 71428H9Y5)

each issued by the Fourth Issuer
(the **Noteholders** and the **Notes**, respectively)

constituted by a Trust Deed dated 12 March 2004 (as supplemented and amended) between the Fourth Issuer and The Bank of New York (the **Trustee**) as trustee for the Noteholders

Notice is hereby given to the Noteholders that, pursuant to the HBOS Group Reorganisation Act 2006 (the **HBOS Group Reorganisation Act**) and with effect from 17 September 2007 (the **Reorganisation Date**), The Governor and Company of the Bank of Scotland (the **Bank**) was registered as a public company under the Companies Act 1985 and changed its name to Bank of Scotland plc and the business and all property and liabilities of Halifax plc (**Halifax**) were transferred to the Bank.

In this regard, there is no need for the parties to the Transaction Documents to enter into any further documentation in order to construe the Transaction Documents as referring to the Bank in place of Halifax since the HBOS Group Reorganisation Act provides that every existing contract relating to Halifax shall be construed and have effect on and from the Reorganisation Date as if the Bank had been a party thereto instead of Halifax and as if any reference (however worded and whether express or implied) to Halifax was substituted with a reference to the Bank.

However, certain Transaction Documents to which Halifax and/or the Bank is a party may be amended and restated or supplemented and amended in connection with the next issue of notes by the Fourth Issuer so that the representations and warranties and covenants contained therein reflect that they will be given by a company incorporated in Scotland and registered as a public company under the Companies Act 1985.

Copies of any such further Transaction Documents will be available for inspection by Noteholders at the specified offices of the Paying Agents set out below:

UK PRINCIPAL PAYING AGENT	US PAYING AGENT
Citibank, N.A. Citigroup Centre Canada Square Canary Wharf London E14 5LB	Citibank, N.A. 14th Floor 388 Greenwich Street New York New York 10013

All defined terms, unless defined herein or the context otherwise requires, shall have the meanings given to them in the Amended and Restated Master Definitions and Construction Schedule dated 1 March 2007 and the Fourth Issuer Master Definitions and Construction Schedule dated 12 March 2004.

For further information, please contact:

Permanent Master Issuer plc
c/o SFM Corporate Services Limited
35 Great St. Helen's
London EC3A 6AP

Telephone : 020 7398 6300
Fax : 020 7398 6325

DISCLAIMER – INTENDED ADDRESSEES
Please note that the information contained in the base prospectus of the Issuer dated 4 March 2004 (the **Base Prospectus**) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Base Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Base Prospectus is not addressed. Prior to relying on the information contained in the Base Prospectus you must ascertain from the Base Prospectus whether or not you are part of the intended addressees of the information contained therein.

Nothing in this service constitutes an offer to sell or issue or the solicitation of an offer to buy or subscribe for securities in the United States or any other jurisdiction.

Your right to access this service is conditional upon complying with the above requirements.

END



Regulatory Announcement

Go to market news section

Company	Bank of Scotland (Gov & Co of)
TIDM	63GF
Headline	HBOS Group Reorganisation Act
Released	14:53 17-Sep-07
Number	9665D

HBOS Group Reorganisation Act 2006

17 September 2007

Permanent Financing (No.3) PLC (the **Third Issuer**)

The following is a notice to the holders of the Notes (as defined below) issued by the Third Issuer on 25 November 2003.

The Third Issuer wishes to give notice to the holders of the:

$1,500,000,000 Series 3 Class A Asset Backed Floating Rate Notes due September 2033 (ISIN: US71419MAG24 – Common Code: 018085739 – CUSIP: 71419MAG2)
$52,000,000 Series 3 Class B Asset Backed Floating Rate Notes due June 2042 (ISIN: US71419MAH07 – Common Code: 018085747 – CUSIP: 71419MAH0)
$52,000,000 Series 3 Class C Asset Backed Floating Rate Notes due June 2042 (ISIN: US71419MAJ62 – Common Code: 018085763 – CUSIP: 71419MAJ6)
€700,000,000 Series 4 Class A1 Asset Backed Floating Rate Notes due September 2033 (ISIN: XS0179397772 – Common Code: 017939777 – CUSIP: N/A)
£750,000,000 Series 4 Class A2 Asset Backed Floating Rate Notes due September 2033 (ISIN: XS0179398317 – Common Code: 017939831 – CUSIP: N/A)
€62,000,000 Series 4 Class B Asset Backed Floating Rate Notes due June 2042 (ISIN: XS0179398580 – Common Code: 017939858 – CUSIP: N/A)
€62,000,000 Series 4 Class C Asset Backed Floating Rate Notes due June 2042 (ISIN: XS0179398663 – Common Code: 017939866 – CUSIP: N/A)
£400,000,000 Series 5 Class A Asset Backed 5.521% Fixed Rate Notes due June 2042 (ISIN: XS0179401806 – Common Code: 017940180 – CUSIP: N/A)
€20,000,000 Series 5 Class B Asset Backed Floating Rate Notes due June 2042 (ISIN: XS0179402796 – Common Code: 017940279 – CUSIP: N/A)
€20,000,000 Series 5 Class C Asset Backed Floating Rate Notes due June 2042 (ISIN: XS0179403257 – Common Code: 017940325 – CUSIP: N/A)

each issued by the Third Issuer
(the **Noteholders** and the **Notes**, respectively)

constituted by a Trust Deed dated 25 November 2003 (as supplemented and amended) between the Third Issuer and The Bank of New York (the **Trustee**) as trustee for the Noteholders

Notice is hereby given to the Noteholders that, pursuant to the HBOS Group Reorganisation Act 2006 (the **HBOS Group Reorganisation Act**) and with effect from 17 September 2007 (the **Reorganisation Date**), The Governor and Company of the Bank of Scotland (the **Bank**) was registered as a public company under the Companies Act 1985 and changed its name to Bank of Scotland plc and the business and all property and liabilities of Halifax plc (**Halifax**) were transferred to the Bank.

In this regard, there is no need for the parties to the Transaction Documents to enter into any further documentation in order to construe the Transaction Documents as referring to the Bank in place of Halifax since the HBOS Group Reorganisation Act provides that every existing contract relating to Halifax shall be

construed and have effect on and from the Reorganisation Date as if the Bank had been a party thereto instead of Halifax and as if any reference (however worded and whether express or implied) to Halifax was substituted with a reference to the Bank.

However, certain Transaction Documents to which Halifax and/or the Bank is a party may be amended and restated or supplemented and amended in connection with the next issue of notes by the Third Issuer so that the representations and warranties and covenants contained therein reflect that they will be given by a company incorporated in Scotland and registered as a public company under the Companies Act 1985.

Copies of any such further Transaction Documents will be available for inspection by Noteholders at the specified offices of the Paying Agents set out below:

UK PRINCIPAL PAYING AGENT	US PAYING AGENT
Citibank, N.A. Citigroup Centre Canada Square Canary Wharf London E14 5LB	Citibank, N.A. 14th Floor 388 Greenwich Street New York New York 10013

All defined terms, unless defined herein or the context otherwise requires, shall have the meanings given to them in the Amended and Restated Master Definitions and Construction Schedule dated 1 March 2007 and the Third Issuer Master Definitions and Construction Schedule dated 25 November 2003.

For further information, please contact:

Permanent Master Issuer plc
c/o SFM Corporate Services Limited
35 Great St. Helen's
London EC3A 6AP

Telephone : 020 7398 6300
Fax : 020 7398 6325

DISCLAIMER – INTENDED ADDRESSEES

Please note that the information contained in the base prospectus of the Issuer dated 14 November 2003 (the **Base Prospectus**) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Base Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Base Prospectus is not addressed. Prior to relying on the information contained in the Base Prospectus you must ascertain from the Base Prospectus whether or not you are part of the intended addressees of the information contained therein.

Nothing in this service constitutes an offer to sell or issue or the solicitation of an offer to buy or subscribe for securities in the United States or any other jurisdiction.

Your right to access this service is conditional upon complying with the above requirements.

END



Regulatory Announcement

Go to market news section



Company	Bank of Scotland (Gov & Co of)
TIDM	63GF
Headline	HBOS Group Reorganisation Act
Released	14:55 17-Sep-07
Number	9670D

HBOS Group Reorganisation Act 2006

17 September 2007

Permanent Financing (No. 5) PLC (the **Fifth Issuer**)

The following is a notice to the holders of the Notes (as defined below) issued by the Fifth Issuer on 22 July 2004.

The Fifth Issuer wishes to give notice to the holders of the:

$1,300,000,000 Series 2 Class A Asset Backed Floating Rate Notes due June 2011 (ISIN: US71419NAD75 – Common Code: 19719553 – CUSIP: 71419NAD7)
$56,400,000 Series 2 Class B Asset Backed Floating Rate Notes due June 2042 (ISIN: US71419NAE58 – Common Code: 19719669 – CUSIP: 71419NAE5)
$46,200,000 Series 2 Class C Asset Backed Floating Rate Notes due June 2042 (ISIN: US71419NAF24 – Common Code: 19719782 – CUSIP: 71419NAF2)
$750,000,000 Series 3 Class A Asset Backed Floating Rate Notes due June 2034 (ISIN: US71419NAG07 – Common Code: 19720004 – CUSIP: 71419NAG0)
$32,500,000 Series 3 Class B Asset Backed Floating Rate Notes due June 2042 (ISIN: US71419NAH89 – Common Code: 19720071 – CUSIP: 71419NAH8)
$27,000,000 Series 3 Class C Asset Backed Floating Rate Notes due June 2042 (ISIN: US71419NAJ46 – Common Code: 19720136 – CUSIP: 71419NAJ4)
€1,000,000,000 Series 4 Class A Asset Backed Floating Rate Notes due June 2042 (ISIN: XS0197061251 – Common Code: 19706125 – CUSIP: N/A)
€43,500,000 Series 4 Class B Asset Backed Floating Rate Notes due June 2042 (ISIN: XS0197061764 – Common Code: 19706176 – CUSIP: N/A)
€36,000,000 Series 4 Class C Asset Backed Floating Rate Notes due June 2042 (ISIN: XS0197063117 – Common Code: 19706311 – CUSIP: N/A)
£500,000,000 Series 5 Class A1 Asset Backed 5.625% Fixed Rate Notes due June 2042 (ISIN: XS0197067613 – Common Code: 19706761 – CUSIP: N/A)
£750,000,000 Series 5 Class A2 Asset Backed Floating Rate Notes due June 2042 (ISIN: XS0197069072 – Common Code: 19706907 – CUSIP: N/A)
£47,000,000 Series 5 Class B Asset Backed Floating Rate Notes due June 2042 (ISIN: XS0197070088 – Common Code: 19707008 – CUSIP: N/A)
£39,000,000 Series 5 Class C Asset Backed Floating Rate Notes due June 2042 (ISIN: XS0197070831 – Common Code: 19707083 – CUSIP: N/A)

each issued by the Fifth Issuer
(the **Noteholders** and the **Notes**, respectively)

constituted by a Trust Deed dated 22 July 2004 (as supplemented and amended) between the Fifth Issuer and The Bank of New York (the **Trustee**) as trustee for the Noteholders

Notice is hereby given to the Noteholders that, pursuant to the HBOS Group Reorganisation Act 2006 (the **HBOS Group Reorganisation Act**) and with effect from 17 September 2007 (the **Reorganisation Date**), The Governor and Company of the Bank of Scotland (the **Bank**) was registered as a public company under

the Companies Act 1985 and changed its name to Bank of Scotland plc and the business and all property and liabilities of Halifax plc (**Halifax**) were transferred to the Bank.

In this regard, there is no need for the parties to the Transaction Documents to enter into any further documentation in order to construe the Transaction Documents as referring to the Bank in place of Halifax since the HBOS Group Reorganisation Act provides that every existing contract relating to Halifax shall be construed and have effect on and from the Reorganisation Date as if the Bank had been a party thereto instead of Halifax and as if any reference (however worded and whether express or implied) to Halifax was substituted with a reference to the Bank.

However, certain Transaction Documents to which Halifax and/or the Bank is a party may be amended and restated or supplemented and amended in connection with the next issue of notes by the Fifth Issuer so that the representations and warranties and covenants contained therein reflect that they will be given by a company incorporated in Scotland and registered as a public company under the Companies Act 1985.

Copies of any such further Transaction Documents will be available for inspection by Noteholders at the specified offices of the Paying Agents set out below:

UK PRINCIPAL PAYING AGENT	US PAYING AGENT
Citibank, N.A. Citigroup Centre Canada Square Canary Wharf London E14 5LB	Citibank, N.A. 14th Floor 388 Greenwich Street New York New York 10013

All defined terms, unless defined herein or the context otherwise requires, shall have the meanings given to them in the Amended and Restated Master Definitions and Construction Schedule dated 1 March 2007 and the Fifth Issuer Master Definitions and Construction Schedule dated 22 July 2004.

For further information, please contact:

Permanent Master Issuer plc
c/o SFM Corporate Services Limited
35 Great St. Helen's
London EC3A 6AP

Telephone : 020 7398 6300
Fax : 020 7398 6325

DISCLAIMER – INTENDED ADDRESSEES

END





Company	Bank of Scotland (Gov & Co of)
TIDM	63GF
Headline	HBOS Group Reorganisation Act
Released	14:56 17-Sep-07
Number	9673D

HBOS Group Reorganisation Act 2006

17 September 2007

Permanent Financing (No. 7) PLC (the **Seventh Issuer**)

The following is a notice to the holders of the Notes (as defined below) issued by the Seventh Issuer on 23 March 2005.

The Seventh Issuer wishes to give notice to the holders of the:

$1,400,000,000 Series 2 Class A Asset Backed Floating Rate Notes due September 2014 (ISIN: US71419VAD91 – Common Code: 021554910 – CUSIP: 71419VAD9)
$60,700,000 Series 2 Class B Asset Backed Floating Rate Notes due June 2042 (ISIN: US71419VAE74 – Common Code: 021555037 – CUSIP: 71419VAE7)
$59,200,000 Series 2 Class C Asset Backed Floating Rate Notes due June 2042 (ISIN: US71419VAF40 – Common Code: 021555118 – CUSIP: 71419VAF4)
€1,700,000,000 Series 3 Class A Asset Backed Floating Rate Notes due September 2032 (ISIN: XS0215348896 – Common Code: 021534889 – CUSIP: N/A)
€73,700,000 Series 3 Class B Asset Backed Floating Rate Notes due June 2042 (ISIN: XS0215349944 – Common Code: 021534994 – CUSIP: N/A)
€71,800,000 Series 3 Class C Asset Backed Floating Rate Notes due June 2042 (ISIN: XS0215351254 – Common Code: 021535125 – CUSIP: N/A)
£850,000,000 Series 4 Class A Asset Backed Floating Rate Notes due September 2032 (ISIN: XS0215352906 – Common Code: 021535290 – CUSIP: N/A)
£36,800,000 Series 4 Class B Asset Backed Floating Rate Notes due June 2042 (ISIN: XS0215353896 – Common Code: 021535389 – CUSIP: N/A)
£35,900,000 Series 4 Class C Asset Backed Floating Rate Notes due June 2042 (ISIN: XS0215355081 – Common Code: 021535508 – CUSIP: N/A)
£500,000,000 Series 5 Asset Backed Floating Rate Notes due September 2032 (ISIN: XS0215356485 – Common Code: 021535648 – CUSIP: N/A)

each issued by the Seventh Issuer
(the **Noteholders** and the **Notes**, respectively)

constituted by a Trust Deed dated 23 March 2005 (as supplemented and amended) between the Seventh Issuer and The Bank of New York (the **Trustee**) as trustee for the Noteholders

Notice is hereby given to the Noteholders that, pursuant to the HBOS Group Reorganisation Act 2006 (the **HBOS Group Reorganisation Act**) and with effect from 17 September 2007 (the **Reorganisation Date**), The Governor and Company of the Bank of Scotland (the **Bank**) was registered as a public company under the Companies Act 1985 and changed its name to Bank of Scotland plc and the business and all property and liabilities of Halifax plc (**Halifax**) were transferred to the Bank.

In this regard, there is no need for the parties to the Transaction Documents to enter into any further documentation in order to construe the Transaction Documents as referring to the Bank in place of Halifax since the HBOS Group Reorganisation Act provides that every existing contract relating to Halifax shall be

construed and have effect on and from the Reorganisation Date as if the Bank had been a party thereto instead of Halifax and as if any reference (however worded and whether express or implied) to Halifax was substituted with a reference to the Bank.

However, certain Transaction Documents to which Halifax and/or the Bank is a party may be amended and restated or supplemented and amended in connection with the next issue of notes by the Seventh Issuer so that the representations and warranties and covenants contained therein reflect that they will be given by a company incorporated in Scotland and registered as a public company under the Companies Act 1985.

Copies of any such further Transaction Documents will available for inspection by Noteholders at the specified offices of the Paying Agents set out below:

UK PRINCIPAL PAYING AGENT	US PAYING AGENT
Citibank, N.A. Citigroup Centre Canada Square Canary Wharf London E14 5LB	Citibank, N.A. 14th Floor 388 Greenwich Street New York New York 10013

All defined terms, unless defined herein or the context otherwise requires, shall have the meanings given to them in the Amended and Restated Master Definitions and Construction Schedule dated 1 March 2007 and the Seventh Issuer Master Definitions and Construction Schedule dated 23 March 2005.

For further information, please contact:

Permanent Master Issuer plc
c/o SFM Corporate Services Limited
35 Great St. Helen's
London EC3A 6AP

Telephone : 020 7398 6300
Fax : 020 7398 6325

DISCLAIMER – INTENDED ADDRESSEES

Please note that the information contained in the base prospectus of the Issuer dated 17 March 2005 (the **Base Prospectus**) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Base Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Base Prospectus is not addressed. Prior to relying on the information contained in the Base Prospectus you must ascertain from the Base Prospectus whether or not you are part of the intended addressees of the information contained therein.

Nothing in this service constitutes an offer to sell or issue or the solicitation of an offer to buy or subscribe for securities in the United States or any other jurisdiction.

Your right to access this service is conditional upon complying with the above requirements.

END

Regulatory Announcement

Go to market news section




Company	Bank of Scotland (Gov & Co of)
TIDM	63GF
Headline	HBOS Group Reorganisation Act
Released	14:59 17-Sep-07
Number	9675D

HBOS Group Reorganisation Act 2006

17 September 2007

Permanent Financing (No. 8) PLC (the **Eighth Issuer**)

The following is a notice to the holders of the Notes (as defined below) issued by the Eighth Issuer on 22 June 2005.

The Eighth Issuer wishes to give notice to the holders of the:

$1,400,000,000 Series 2 Class A Asset Backed Floating Rate Notes due June 2014 (ISIN: US71419WAD74 – Common Code: 22096362 – CUSIP: 71419WAD7)
$69,800,000 Series 2 Class B Asset Backed Floating Rate Notes due June 2042 (ISIN: US71419WAE57 – Common Code: 22096737 – CUSIP: 71419WAE5)
$82,900,000 Series 2 Class C Asset Backed Floating Rate Notes due June 2042 (ISIN: US71419WAF23 – Common Code: 22096834 – CUSIP: 71419WAF2)
$1,000,000,000 Series 3 Class A Asset Backed Floating Rate Notes due September 2032 (ISIN: US71419WAG06 – Common Code: 22096931 – CUSIP: 71419WAG0)
$52,000,000 Series 3 Class B Asset Backed Floating Rate Notes due June 2042 (ISIN: US71419WAH88 – Common Code: 22097024 – CUSIP: 71419WAH8)
$40,400,000 Series 3 Class C Asset Backed Floating Rate Notes due June 2042 (ISIN: US71419WAJ45 – Common Code: 22097075 – CUSIP: 71419WAJ4)
€1,000,000,000 Series 4 Class A Asset Backed Floating Rate Notes due September 2032 (ISIN: XS0220348550 – Common Code: 022034855 – CUSIP: N/A)
€47,200,000 Series 4 Class B Asset Backed Floating Rate Notes due June 2042 (ISIN: XS0220348808 – Common Code: 022034880 – CUSIP: N/A)
€65,700,000 Series 4 Class C Asset Backed Floating Rate Notes due June 2042 (ISIN: XS0220349103 – Common Code: 022034910 – CUSIP: N/A)
£400,000,000 Series 5 Class A1 Asset Backed Floating Rate Notes due June 2042 (ISIN: XS0220349368 – Common Code: 022034936 – CUSIP: N/A)
£600,000,000 Series 5 Class A2 Asset Backed Floating Rate Notes due September 2032 (ISIN: XS0220687254 – Common Code: 022068725 – CUSIP: N/A)
£500,000,000 Series 5 Class A3 Asset Backed Floating Rate Notes due June 2042 (ISIN: XS0221976904 – Common Code: 022197690 – CUSIP: N/A)

each issued by the Eighth Issuer
(the **Noteholders** and the **Notes**, respectively)

constituted by a Trust Deed dated 22 June 2005 (as supplemented and amended) between the Eighth Issuer and The Bank of New York (the **Trustee**) as trustee for the Noteholders

Notice is hereby given to the Noteholders that, pursuant to the HBOS Group Reorganisation Act 2006 (the **HBOS Group Reorganisation Act**) and with effect from 17 September 2007 (the **Reorganisation Date**), The Governor and Company of the Bank of Scotland (the **Bank**) was registered as a public company under the Companies Act 1985 and changed its name to Bank of Scotland plc and the business and all property and liabilities of Halifax plc (**Halifax**) were transferred to the Bank.

In this regard, there is no need for the parties to the Transaction Documents to enter into any further documentation in order to construe the Transaction Documents as referring to the Bank in place of Halifax since the HBOS Group Reorganisation Act provides that every existing contract relating to Halifax shall be construed and have effect on and from the Reorganisation Date as if the Bank had been a party thereto instead of Halifax and as if any reference (however worded and whether express or implied) to Halifax was substituted with a reference to the Bank.

However, certain Transaction Documents to which Halifax and/or the Bank is a party may be amended and restated or supplemented and amended in connection with the next issue of notes by the Eighth Issuer so that the representations and warranties and covenants contained therein reflect that they will be given by a company incorporated in Scotland and registered as a public company under the Companies Act 1985.

Copies of any such further Transaction Documents will be available for inspection by Noteholders at the specified offices of the Paying Agents set out below:

UK PRINCIPAL PAYING AGENT	US PAYING AGENT
Citibank, N.A. Citigroup Centre Canada Square Canary Wharf London E14 5LB	Citibank, N.A. 14th Floor 388 Greenwich Street New York New York 10013

All defined terms, unless defined herein or the context otherwise requires, shall have the meanings given to them in the Amended and Restated Master Definitions and Construction Schedule dated 1 March 2007 and the Eighth Issuer Master Definitions and Construction Schedule dated 22 June 2005.

For further information, please contact:

Permanent Master Issuer plc
c/o SFM Corporate Services Limited
35 Great St. Helen's
London EC3A 6AP

Telephone : 020 7398 6300
Fax : 020 7398 6325

DISCLAIMER – INTENDED ADDRESSEES

Please note that the information contained in the base prospectus of the Issuer dated 10 June 2005 (the **Base Prospectus**) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Base Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Base Prospectus is not addressed. Prior to relying on the information contained in the Base Prospectus you must ascertain from the Base Prospectus whether or not you are part of the intended addressees of the information contained therein.

Nothing in this service constitutes an offer to sell or issue or the solicitation of an offer to buy or subscribe for securities in the United States or any other jurisdiction.

Your right to access this service is conditional upon complying with the above requirements.

END

Regulatory Announcement

Go to market news section



Company	Bank of Scotland (Gov & Co of)
TIDM	63GF
Headline	HBOS Group Reorganisation Act
Released	15:02 17-Sep-07
Number	9678D

HBOS Group Reorganisation Act 2006

17 September 2007

Permanent Financing (No. 9) PLC (the **Ninth Issuer**)

The following is a notice to the holders of the Notes (as defined below) issued by the Ninth Issuer on 22 March 2006.

The Ninth Issuer wishes to give notice to the holders of the:

$1,750,000,000 Series 2 Class A Asset Backed Floating Rate Notes due March 2015 (Regulation S notes ISIN XS0248346974 – Regulation S notes Common Code: 024834697 – Rule 144A notes ISIN: US71419XAD57 Rule 144 A notes Common Code: 24852059 – CUSIP: 71419XAD5)

$67,800,000 Series 2 Class B Asset Backed Floating Rate Notes due June 2042 (Regulation S notes ISIN: XS0248349648 – Regulation S notes Common Code: 024834964 – Rule 144A notes ISIN: US71419XAE31 - Rule 144 A notes Common Code: 24852075 – CUSIP: 71419XAE3)

$72,800,000 Series 2 Class C Asset Backed Floating Rate Notes due June 2042 (Regulation S notes ISIN: XS0248350570 – Regulation S notes Common Code: 024835057 – Rule 144A notes ISIN: US71419XAF06 - Rule 144 A notes Common Code: 24852091 – CUSIP: 71419XAF0)

$1,000,000,000 Series 3 Class A Asset Backed Floating Rate Notes due June 2033 (Regulation S notes ISIN: XS0248347600 – Regulation S notes Common Code: 024834760 – Rule 144A notes ISIN: US71419XAG88 - Rule 144 A notes Common Code: 24852121 – CUSIP: 71419XAG8)

$38,000,000 Series 3 Class B Asset Backed Floating Rate Notes due June 2042 (Regulation S notes ISIN: XS0248350901 – Regulation S notes Common Code: 024835090 – Rule 144A notes ISIN: US71419XAH61 - Rule 144 A notes Common Code: 24852148 – CUSIP: 71419XAH6)

$41,900,000 Series 3 Class C Asset Backed Floating Rate Notes due June 2042 (Regulation S notes ISIN: XS0248351461– Regulation S notes Common Code: 024835146 – Rule 144A notes ISIN: US71419XAJ28 – Rule 144 A notes Common Code: 24852229 – CUSIP: 71419XAJ2)

€1,600,000,000 Series 4 Class A Asset Backed Floating Rate Notes due June 2033 (ISIN: XS0248264060 – Common Code: 024826406 – CUSIP: N/A)

€61,200,000 Series 4 Class B Asset Backed Floating Rate Notes due June 2042 (ISIN: XS0248265117 – Common Code: 024826511 – CUSIP: N/A)

€64,600,000 Series 4 Class C Asset Backed Floating Rate Notes due June 2042 (ISIN: XS0248266511 – Common Code: 024826651 – CUSIP: N/A)

£750,000,000 Series 5 Class A Asset Backed Floating Rate Notes due June 2042 (ISIN: XS0248268137 – Common Code: 024826813 – CUSIP: N/A)

each issued by the Ninth Issuer
(the **Noteholders** and the **Notes**, respectively)

constituted by a Trust Deed dated 22 March 2006 (as supplemented and amended) between the Ninth Issuer and The Bank of New York (the **Trustee**) as trustee for the Noteholders

Notice is hereby given to the Noteholders that, pursuant to the HBOS Group Reorganisation Act 2006 (the **HBOS Group Reorganisation Act**) and with effect from 17 September 2007 (the **Reorganisation Date**), The Governor and Company of the Bank of Scotland (the **Bank**) was registered as a public company under the Companies Act 1985 and changed its name to Bank of Scotland plc and the business and all property and liabilities of Halifax plc (**Halifax**) were transferred to the Bank.

In this regard, there is no need for the parties to the Transaction Documents to enter into any further documentation in order to construe the Transaction Documents as referring to the Bank in place of Halifax since the HBOS Group Reorganisation Act provides that every existing contract relating to Halifax shall be construed and have effect on and from the Reorganisation Date as if the Bank had been a party thereto instead of Halifax and as if any reference (however worded and whether express or implied) to Halifax was substituted with a reference to the Bank.

However, certain Transaction Documents to which Halifax and/or the Bank is a party may be amended and restated or supplemented and amended in connection with the next issue of notes by the Eighth Issuer so that the representations and warranties and covenants contained therein reflect that they will be given by a company incorporated in Scotland and registered as a public company under the Companies Act 1985.

Copies of any such further Transaction Documents will be available for inspection by Noteholders at the specified offices of the Paying Agents set out below:

UK PRINCIPAL PAYING AGENT	US PAYING AGENT
Citibank, N.A. Citigroup Centre Canada Square Canary Wharf London E14 5LB	Citibank, N.A. 14th Floor 388 Greenwich Street New York New York 10013

All defined terms, unless defined herein or the context otherwise requires, shall have the meanings given to them in the Amended and Restated Master Definitions and Construction Schedule dated 1 March 2007 and the Ninth Issuer Master Definitions and Construction Schedule dated 22 March 2006.

For further information, please contact:

Permanent Master Issuer plc
c/o SFM Corporate Services Limited
35 Great St. Helen's
London EC3A 6AP

Telephone : 020 7398 6300
Fax : 020 7398 6325

DISCLAIMER – INTENDED ADDRESSEES
Please note that the information contained in the base prospectus of the Issuer dated 17 March 2006 (the **Base Prospectus**) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Base Prospectus) only and is not intended for use and should not be relied upon by any

person outside these countries and/or to whom the offer contained in the Base Prospectus is not addressed. Prior to relying on the information contained in the Base Prospectus you must ascertain from the Base Prospectus whether or not you are part of the intended addressees of the information contained therein.

Nothing in this service constitutes an offer to sell or issue or the solicitation of an offer to buy or subscribe for securities in the United States or any other jurisdiction.

Your right to access this service is conditional upon complying with the above requirements.

END

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Regulatory Announcement

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Company	Bank of Scotland (Gov & Co of)
TIDM	63GF
Headline	HBOS Group Reorganisation Act
Released	15:08 17-Sep-07
Number	9688D

HBOS Group Reorganisation Act 2006

17 September 2007

PENDEFORD MASTER ISSUER PLC (the **Issuer**)

The following is a notice to the holders of the Notes (as defined below) issued by the Issuer on 12 April 2007.

The Issuer wishes to give notice to the holders of the:

$800,000,000 Series 1 Class A Asset Backed Floating Rate Notes due February 2008 (Regulation S notes ISIN: XS0293678685 – Rule144A notes ISIN: US70686AAA97 – Common Code: 029367868 – CUSIP:70686AAA9)
€500,000,000 Series 2 Class A Asset Backed Floating Rate Notes due February 2016 (ISIN: XS0293679576 – Common Code: 029367957 – CUSIP: N/A)
$1,500,000,000 Series 3 Class A Asset Backed Floating Rate Notes due February 2016 (Regulation S notes ISIN: XS0293683925 - Rule144A notes ISIN: US70686AAB70 – Common Code: 029368392 – CUSIP: 70686AAB7)
€750,000,000 Series 4 Class A Asset Backed Floating Rate Notes due May 2037 (Regulation S notes ISIN: XS0293684733 – Common Code: 029368473 – CUSIP: N/A)
£300,000,000 Series 5 Class A Asset Backed Floating Rate Notes due August 2022 (ISIN: XS0293685383 – Common Code: 029368538 – CUSIP: N/A)
$14,300,000 Series 1 Class B Asset Backed Floating Rate Notes due May 2059 (Regulation S notes ISIN: XS0293686357 - Rule144A notes ISIN: US70686AAC53 – Common Code: 029368635 – CUSIP: 70686AAC5)
£81,300,000 Series 3 Class B Asset Backed Floating Rate Notes due May 2059 (ISIN: XS0293687249 – Common Code: 029368724 – CUSIP: N/A)
£6,300,000 Series 4 Class B Asset Backed Floating Rate Notes due May 2059 (ISIN: XS0293687678 – Common Code: 029368767 – CUSIP: N/A)
$14,300,000 Series 1 Class C Asset Backed Floating Rate Notes due May 2059 (Regulation S notes ISIN: XS0293688130 - Rule144A notes ISIN: US70686AAD37 – Common Code: 029368813 – CUSIP:70686AAD3)
£81,300,000 Series 3 Class C Asset Backed Floating Rate Notes due May 2059 (ISIN: XS0293688643 – Common Code: 029368864 – CUSIP: N/A)
£6,300,000 Series 4 Class C Asset Backed Floating Rate Notes due May 2059 (ISIN: XS0293693304 – Common Code: 029369330 – CUSIP: N/A)

each issued by the Issuer
(the **Noteholders** and the **Notes**, respectively)

constituted by a Trust Deed dated 12 April 2007 (as supplemented and amended) between the Issuer and Deutsche Trustee Company Limited (the **Trustee**) as trustee for the Noteholders

Notice is hereby given to the Noteholders that, pursuant to the HBOS Group Reorganisation Act 2006 (the **HBOS Group Reorganisation Act**) and with effect from 17 September 2007 (the **Reorganisation Date**), The Governor and Company of the Bank of Scotland (the **Bank**) was registered as a public company under

the Companies Act 1985 and changed its name to Bank of Scotland plc and the business and all property and liabilities of Halifax plc (**Halifax**) were transferred to the Bank.

In this regard, there is no need for the parties to the Transaction Documents to enter into any further documentation in order to construe the Transaction Documents as referring to the Bank in place of Halifax since the HBOS Group Reorganisation Act provides that every existing contract relating to Halifax shall be construed and have effect on and from the Reorganisation Date as if the Bank had been a party thereto instead of Halifax and as if any reference (however worded and whether express or implied) to Halifax was substituted with a reference to the Bank.

However, certain Transaction Documents to which Halifax and/or the Bank is a party may be amended and restated or supplemented and amended in connection with the next issue of notes by the Issuer so that the representations and warranties and covenants contained therein reflect that they will be given by a company incorporated in Scotland and registered as a public company under the Companies Act 1985.

Copies of any such further Transaction Documents will be available for inspection by Noteholders at the specified offices of the Paying Agents set out below:

UK PRINCIPAL PAYING AGENT	US PAYING AGENT
Deutsche Bank AG London Branch Winchester House 1 great Winchester Street London EC2N 2DB	Deutsche Bank Trust Company Americas 1761 East St. Andrew Place Santa Ana, California 92705

All defined terms, unless defined herein or the context otherwise requires, shall have the meanings given to them in the Master Definitions and Construction Schedule dated 12 April 2007.

For further information, please contact:

Pendeford Master Issuer PLC
c/o SFM Corporate Services Limited
35 Great St. Helen's
London EC3A 6AP

Telephone : 020 7398 6300
Fax : 020 7398 6325

DISCLAIMER – INTENDED ADDRESSEES
Please note that the information contained in the base prospectus of the Issuer dated 5 April 2007 (the **Base Prospectus**) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Base Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Base Prospectus is not addressed. Prior to relying on the information contained in the Base Prospectus you must ascertain from the Base Prospectus whether or not you are part of the intended addressees of the information contained therein.

Nothing in this service constitutes an offer to sell or issue or the solicitation of an offer to buy or subscribe for securities in the United States or any other jurisdiction.

Your right to access this service is conditional upon complying with the above requirements.

END

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Company	Bank of Scotland (Gov & Co of)
TIDM	63GF
Headline	HBOS Group Reorganisation Act
Released	17:03 17-Sep-07
Number	9681D

-

HBOS Group Reorganisation Act 2006

17 September 2007

MOUND FINANCING (NO. 5) PLC (the **Fifth Issuer**)

The following is a notice to the holders of the Notes (as defined below) issued by the Fifth Issuer on 5 June 2006.

The Fifth Issuer wishes to give notice to the holders of the:

$800,000,000 Series 2 Class A Asset Backed Floating Rate Notes due May 2016 (Regulation S Notes ISIN: XS0255917717, Common Code: 25591771 – Rule144A Notes ISIN: US620524AB41 – Common Code: 25621352 – CUSIP: 620524AB4)

$54,500,000 Series 2 Class B Asset Backed Floating Rate Notes due February 2042 (Regulation S Notes ISIN: XS0255918871, Common Code: 25591887 – Rule144A Notes ISIN: US620524AC24 – Common Code: 25621409 – CUSIP: 620524AC2)

$101,200,000 Series 2 Class C Asset Backed Floating Rate Notes due February 2042 (Regulation S Notes ISIN: XS0255919762, Common Code: 25591976 – Rule144A Notes ISIN: US620524AD07 – Common Code: 25621522 – CUSIP: 620524AD0)

€550,000,000 Series 3 Class A1 Asset Backed Floating Rate Notes due February 2042 (Regulation S Notes ISIN: XS0255922048, Common Code: 25592204 – Rule144A Notes ISIN: US620524AE89 – Common Code: 25621611 – CUSIP: 620524AE8)

€375,000,000 Series 3 Class A2 Asset Backed Floating Rate Notes due February 2042 (Regulation S Notes ISIN: XS0255925496, Common Code: 25592549 – Rule144A Notes ISIN: US620524AF54 – Common Code: 25621883 – CUSIP: 620524AF5)

€29,500,000 Series 3 Class B1 Asset Backed Floating Rate Notes due February 2042 (Regulation S Notes ISIN: XS0255922808, Common Code: 25592280 – Rule144A Notes ISIN: US620524AG38 – Common Code: 25621751 – CUSIP: 620524AG3)

£9,000,000 Series 3 Class B2 Asset Backed Floating Rate Notes due February 2042 (Regulation S Notes ISIN: XS0255925736, Common Code: 25592573 – Rule144A Notes ISIN: US620524AH11 – Common Code: 25622162 – CUSIP: 620524AH1)

€62,000,000 Series 3 Class C1 Asset Backed Floating Rate Notes due February 2042 (Regulation S Notes ISIN: XS0255924093, Common Code: 25592409 – Rule144A Notes ISIN: US620524AJ76 – Common Code: 25621808 – CUSIP: 620524AJ7)

£12,000,000 Series 3 Class C2 Asset Backed Floating Rate Notes due February 2042 (Regulation S Notes ISIN: XS0255926627, Common Code: 25592662 – Rule144A Notes ISIN: US620524AK40 – Common Code: 25622235 – CUSIP: 620524AK4)

each issued by the Fifth Issuer
(the **Noteholders** and the **Notes**, respectively)

constituted by a Trust Deed dated 5 June 2006 (as supplemented and amended) between the Fifth Issuer and JP Morgan Chase Bank, N.A., London Branch (the **Initial Trustee**) and subsequently The Bank of New York (the **Trustee**) as trustee for the Noteholders

Notice is hereby given to the Noteholders that, pursuant to the HBOS Group Reorganisation Act 2006 and with effect from 17 September 2007 (the **Reorganisation Date**), The Governor and Company of the Bank of Scotland (the **Bank**) was registered as a public company under the Companies Act 1985 and changed its name to Bank of Scotland plc and the businesses and all property and liabilities of HBOS Treasury Services plc, Halifax plc and Capital Bank plc were transferred to the Bank.

In this regard, certain Transaction Documents to which the Bank is a party may be amended and restated or supplemented and amended in connection with the next issue of notes by the Fifth Issuer so that the representations and warranties and covenants contained therein reflect that they will be given by a public company registered in Scotland under the Companies Act 1985.

Copies of any such further Transaction Documents will be available for inspection by Noteholders at the specified offices of the Paying Agents set out below:

UK PRINCIPAL PAYING AGENT	US PAYING AGENT
The Bank of New York One Canada Square London, E14 5AL	The Bank of New York 101 Barclays Street New York, NY 10286

All defined terms, unless defined herein or the context otherwise requires, shall have the meanings given to them in the Amended and Restated Master Definitions and Construction Schedule dated 5 June 2006 and the Fifth Issuer Master Definitions and Construction Schedule dated 5 June 2006.

For further information, please contact:

Mound Financing (No. 5) PLC
c/o Wilmington Trust SP Services (London) Ltd
Level 11, Tower 42
25 Old Broad Street
London EC2N 1HQ

END

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Company	Bank of Scotland (Gov & Co of)
TIDM	63GF
Headline	HBOS Group Reorganisation Act
Released	17:04 17-Sep-07
Number	9685D

HBOS Group Reorganisation Act 2006

17 September 2007

MOUND FINANCING (NO. 3) PLC (the **Third Issuer**)

The following is a notice to the holders of the Notes (as defined below) issued by the Third Issuer on 2 June 2003.

The Third Issuer wishes to give notice to the holders of the:

$500,000,000 Class A1-2 Asset Backed Floating Rate Notes due August 2010 (Regulation S Notes ISIN: XS0169664363 – Common Code: 016966436 – Rule144A Notes ISIN: US620525AB16 – Common Code: 016832715 – CUSIP: 620525AB1)

€700,000,000 Class A2 Asset Backed Floating Rate Notes due February 2042 (Regulation S Notes ISIN: XS0166572981 – Common Code: 016657298 – Rule144A Notes ISIN: US620525AN53 – Common Code: 016966517 – CUSIP: 620525AN5)

£375,000,000 Class A3 Asset Backed Floating Rate Notes due February 2042 (Regulation S Notes ISIN: XS0166573286 – Common Code: 016657328 – Rule144A Notes ISIN: US620525AS41 – Common Code: 016966533 – CUSIP: 620525AS4)

$25,000,000 Class B1 Asset Backed Floating Rate Notes due February 2042 (Regulation S Notes ISIN: XS0169665923 – Common Code: 016966592 – Rule144A Notes ISIN: US620525AD71 – Common Code: 016832766 – CUSIP: 620525AD7)

€45,000,000 Class B2 Asset Backed Floating Rate Notes due February 2042 (Regulation S Notes ISIN: XS0166573526 – Common Code: 016657352 – Rule144A Notes ISIN: US620525AP02 – Common Code: 016966657 – CUSIP: 620525AP0)

£20,000,000 Class B3 Asset Backed Floating Rate Notes due February 2042 (Regulation S Notes ISIN: XS0166573872 – Common Code: 016657387 – Rule144A Notes ISIN: US620525AT24 – Common Code: 016966673 – CUSIP: 620525AT2)

$40,000,000 Class M1 Asset Backed Floating Rate Notes due February 2042 (Regulation S Notes ISIN: XS0169666905 – Common Code: 016966690 – Rule144A Notes ISIN: US620525AG03 – Common Code: 016832863 – CUSIP: 620525AG0)

€55,000,000 Class M2 Asset Backed Floating Rate Notes due February 2042 (Regulation S Notes ISIN: XS0166574177 – Common Code: 016657417 – Rule144A Notes ISIN: US620525AQ84 – Common Code: 016966720 – CUSIP: 620525AQ8)

£10,000,000 Class M3 Asset Backed Floating Rate Notes due February 2042 (Regulation S Notes ISIN: XS0165574334 – Common Code: 016557433 – Rule144A Notes ISIN: US620525AU96 – Common Code: 016966762 – CUSIP: 620525AU9)

$40,000,000 Class C1 Asset Backed Floating Rate Notes due February 2042 (Regulation S Notes ISIN: XS0169668190 – Common Code: 016966819 – Rule144A Notes ISIN: US620525AK15 – Common Code: 016832871 – CUSIP: 620525AK1)

€70,000,000 Class C2 Asset Backed Floating Rate Notes due February 2042 (Regulation S Notes ISIN: XS0165574680 – Common Code: 016557468 – Rule144A Notes ISIN: US620525AR67 – Common Code: 016966843 – CUSIP: 620525AR6)

each issued by the Third Issuer
(the **Noteholders** and the **Notes**, respectively)

constituted by a Trust Deed dated 2 June 2003 (as supplemented and amended) between the Third Issuer and JP Morgan Chase Bank, N.A., London Branch (the **Initial Trustee**) and subsequently The Bank of New York (the **Trustee**) as trustee for the Noteholders

Notice is hereby given to the Noteholders that, pursuant to the HBOS Group Reorganisation Act 2006 and with effect from 17 September 2007 (the **Reorganisation Date**), The Governor and Company of the Bank of Scotland (the **Bank**) was registered as a public company under the Companies Act 1985 and changed its name to Bank of Scotland plc and the businesses and all property and liabilities of HBOS Treasury Services plc, Halifax plc and Capital Bank plc were transferred to the Bank.

In this regard, certain Transaction Documents to which the Bank is a party may be amended and restated or supplemented and amended in connection with the next issue of notes by the Third Issuer so that the representations and warranties and covenants contained therein reflect that they will be given by a company incorporated in Scotland and registered as a public company under the Companies Act 1985.

Copies of any such further Transaction Documents will be available for inspection by Noteholders at the specified offices of the Paying Agents set out below:

UK PRINCIPAL PAYING AGENT	US PAYING AGENT
The Bank of New York One Canada Square London, E14 5AL	The Bank of New York 101 Barclays Street New York, NY 10286

All defined terms, unless defined herein or the context otherwise requires, shall have the meanings given to them in the Amended and Restated Master Definitions and Construction Schedule dated 5 June 2006 and the Third Issuer Master Definitions and Construction Schedule dated 2 June 2003.

For further information, please contact:

Mound Financing (No. 3) PLC
c/o Wilmington Trust SP Services (London) Ltd
Level 11, Tower 42
25 Old Broad Street
London EC2N 1HQ

DISCLAIMER – INTENDED ADDRESSEES

Please note that the information contained in the base prospectus of the Issuer dated 27 May 2003 (the **Base Prospectus**) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Base Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Base Prospectus is not addressed.

Prior to relying on the information contained in the Base Prospectus you must ascertain from the Base Prospectus whether or not you are part of the intended addressees of the information contained therein.

Nothing in this service constitutes an offer to sell or issue or the solicitation of an offer to buy or subscribe for securities in the United States or any other jurisdiction.

Your right to access this service is conditional upon complying with the above requirements.

END

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Regulatory Announcement

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Company	Bank of Scotland (Gov & Co of)
TIDM	63GF
Headline	HBOS Group Reorganisation Act
Released	17:05 17-Sep-07
Number	9683D

-

HBOS Group Reorganisation Act 2006

17 September 2007

MOUND FINANCING (NO. 4) PLC (the **Fourth Issuer**)

The following is a notice to the holders of the Notes (as defined below) issued by the Fourth Issuer on 19 October 2005.

The Fourth Issuer wishes to give notice to the holders of the:

$850,000,000 Series 2 Class A Asset Backed Floating Rate Notes due August 2013 (Regulation S Notes ISIN: XS0229399042 – Common Code: 22939904 – Rule144A Notes ISIN: US62052MAD02 – Common Code: 22993844 – CUSIP: 62052MAD0)

$38,900,000 Series 2 Class B Asset Backed Floating Rate Notes due February 2042 (Regulation S Notes ISIN: XS0229399554 – Common Code: 22939955 – Rule144A Notes ISIN: US62052MAE84 – Common Code: 22993984 – CUSIP: 62052MAE8)

$36,100,000 Series 2 Class C Asset Backed Floating Rate Notes due February 2042 (Regulation S Notes ISIN: XS0229399984 – Common Code: 22939998 – Rule144A Notes ISIN: US62052MAF59 – Common Code: 22994131 – CUSIP: 62052MAF5)

€750,000,000 Series 3 Class A Asset Backed Floating Rate Notes due November 2032 (Regulation S Notes ISIN: XS0229402366 – Common Code: 22940236 – Rule144A Notes ISIN: US62052MAG33 – Common Code: 22994247 – CUSIP: 62052MAG3)

€34,300,000 Series 3 Class B Asset Backed Floating Rate Notes due February 2042 (Regulation S Notes ISIN: XS0229403091 – Common Code: 22940309 – Rule144A Notes ISIN: US62052MAH16 – Common Code: 22994298 – CUSIP: 62052MAH1)

€31,800,000 Series 3 Class C Asset Backed Floating Rate Notes due February 2042 (Regulation S Notes ISIN: XS0229407084 – Common Code: 22940708 – Rule144A Notes ISIN: US62052MAJ71 – Common Code: 22994328 – CUSIP: 62052MAJ7)

£400,000,000 Series 4 Class A Asset Backed Floating Rate Notes due November 2032 (Regulation S Notes ISIN: XS0229407670 – Common Code: 22940767 – Rule144A Notes ISIN: US62052MAK45 – Common Code: 22994417 – CUSIP: 62052MAK4)

£29,200,000 Series 4 Class B Asset Backed Floating Rate Notes due February 2042 (Regulation S Notes ISIN: XS0229408488 – Common Code: 22940848 – Rule144A Notes ISIN: US62052MAN83 – Common Code: 23272547 – CUSIP: 62052MAN8)

£27,800,000 Series 4 Class C Asset Backed Floating Rate Notes due February 2042(Regulation S Notes ISIN: XS0229409023 – Common Code: 22940902 – Rule144A Notes ISIN: US62052MAQ15 – Common Code: 23272571 – CUSIP: 62052MAQ1)

£250,000,000 Series 5 Class A Asset Backed Floating Rate Notes due November 2032 (Regulation S Notes ISIN: XS0231331306 – Common Code: 23133130 - Rule144A Notes ISIN: N/A – Common Code: N/A – CUSIP: N/A)

each issued by the Fourth Issuer
(the **Noteholders** and the **Notes**, respectively)

constituted by a Trust Deed dated 19 October 2005 (as supplemented and amended) between the Fourth Issuer and JP Morgan Chase Bank, N.A., London Branch (the **Initial Trustee**) and subsequently The Bank of New York (the **Trustee**) as trustee for the Noteholders

Notice is hereby given to the Noteholders that, pursuant to the HBOS Group Reorganisation Act 2006 and with effect from 17 September 2007 (the **Reorganisation Date**), The Governor and Company of the Bank of Scotland (the **Bank**) was registered as a public company under the Companies Act 1985 and changed its name to Bank of Scotland plc and the businesses and all property and liabilities of HBOS Treasury Services plc, Halifax plc and Capital Bank plc were transferred to the Bank.

In this regard, certain Transaction Documents to which the Bank is a party may be amended and restated or supplemented and amended in connection with the next issue of notes by the Fourth Issuer so that the representations and warranties and covenants contained therein reflect that they will be given by a company incorporated in Scotland and registered as a public company under the Companies Act 1985.

Copies of any such further Transaction Documents will be available for inspection by Noteholders at the specified offices of the Paying Agents set out below:

UK PRINCIPAL PAYING AGENT	US PAYING AGENT
The Bank of New York One Canada Square London, E14 5AL	The Bank of New York 101 Barclays Street New York, NY 10286

Regulatory Announcement

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Free annual report 

Company	HBOS PLC
TIDM	HBOS
Headline	Supplementary Prospectus
Released	13:50 18-Sep-07
Number	0356E

Publication of Supplementary Prospectus

The Prospectus in relation to the Programme for the Issuance of Debt Instruments ("the EMTN Programme") of HBOS plc, was published on 1st May 2007 (Regulatory Announcement number 1416W). The Prospectus constitutes the base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC ("Prospectus Directive").

A supplement (the "Supplement") to the Prospectus has been approved by the UK Listing Authority on the 17th September 2007 and is available for viewing.

The Supplement is supplemental to, and should be read and construed in conjunction with, the Prospectus and any other supplements to the Prospectus.

To view the Supplement, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/0356e_-2007-9-18.pdf

For further information, please contact

Bank of Scotland plc, Treasury Division
33 Old Broad Street
London EC2N 1HZ
Tel: +44 (020) 7574 8000
Fax: +44(020) 7574 8133
Attention: Legal Department

DISCLAIMER – INTENDED ADDRESSEES

Please note that the information contained in the Prospectus and Supplement may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and Supplement is not addressed. The Prospectus and Supplement are not intended for use in the United States and is not addressed to or targeted at U.S persons and should not be relied upon by any U.S. persons. Prior to relying on the information contained in the Prospectus and Supplement you must ascertain from the Prospectus and supplement whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

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Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Supplementary Prospectus
Released	13:51 18-Sep-07
Number	0359E

Publication of Supplementary Prospectus

The Prospectus in relation to the Programme for the Issuance of Medium- Term Notes Due Nine Months or More From Date of Issue ("the US MTN Programme") of HBOS plc was published on 8th May 2007 (Regulatory Announcement number 2521W). The Prospectus constitutes the base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC ("Prospectus Directive").

A supplement (the "Supplement") to the Prospectus has been approved by the UK Listing Authority on the 17th September 2007 and is available for viewing.

The Supplement is supplemental to, and should be read and construed in conjunction with, the Prospectus and any other supplements to the Prospectus.

To view the Supplement, please paste the following URL into the address bar of your browser.

http://www.ms-pdf.londonstockexchange.com/ms/0359e_-2007-9-18.pdf

For further information, please contact

Bank of Scotland plc, Treasury Division
33 Old Broad Street
London EC2N 1HZ
Tel: +44 (020) 7574 8000
Fax: +44(020) 7574 8133
Attention: Legal Department

DISCLAIMER – INTENDED ADDRESSEES

Please note that the information contained in the Prospectus and Supplement may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and supplement is not addressed. The Prospectus and Supplement are not intended for use in the United States and is not addressed to or targeted at U.S persons and should not be relied upon by any U.S. persons. Prior to relying on the information contained in the Prospectus and Supplement you must ascertain from the Prospectus and Supplement whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

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Regulatory Announcement

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Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Pipex Comms plc
Released	14:41 18-Sep-07
Number	0441E

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Pipex Communications plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 1p
Date of dealing	17 September 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	78,635,317	(3.277%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	78,635,317	(3.277%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	1,000,000	£0.100

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	18 September 2007
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Reuters Group plc
Released	14:43 18-Sep-07
Number	0446E

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Reuters Group plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 25p
Date of dealing	17 September 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	23,775,914	(1.880%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	23,775,914	(1.880%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	520	£5.20

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	18 September 2007
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

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Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	16:15 18-Sep-07
Number	0480E

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer*

HBOS plc

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or
(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)

(ii)...................................

3. Name of *person discharging managerial responsibilities/director*

John E. Mack

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

Person referred to in 3. above

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

Person referred to in 3. above

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary Shares of 25p each, fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

Own name

8 State the nature of the transaction

Purchase

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

1,000

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

de minimis

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

£8.175

14. Date and place of transaction

17 September 2007

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

12,500

16. Date issuer informed of transaction

17 September 2007

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

....

18. Period during which or date on which it can be exercised

....

19. Total amount paid (if any) for grant of the option

....

20. Description of *shares* or debentures involved (*class* and number)

....

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

....

22. Total number of *shares* or debentures over which options held following notification

....

23. Any additional information

....

24. Name of contact and telephone number for queries

0131 243 8671

Name and signature of duly authorised officer of *issuer* responsible for making notification

Kenny Melville, Assistant Company Secretary

Date of notification

18 September 2007

END
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Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Sondex plc
Released	10:16 19-Sep-07
Number	0961E

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Sondex plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 10p
Date of dealing	18 September 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	3,659,780	(6.408%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	3,659,780	(6.408%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	31,600	£4.557

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	19 September 2007
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Reuters Group plc
Released	10:18 19-Sep-07
Number	0965E

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Reuters Group plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 25p
Date of dealing	18 September 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	23,285,740	(1.842%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	23,285,740	(1.842%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	490,024	£6.442
Sale	150	£6.499

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	19 September 2007
Contact name	

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Friends Provident
Released	10:19 19-Sep-07
Number	0967E

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Friends Provident plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 10p
Date of dealing	18 September 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	26,244,074	(1.221%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	26,244,074	(1.221%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	1,185,562	£1.637

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	19 September 2007
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- ICI plc
Released	10:22 19-Sep-07
Number	0971E

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Imperial Chemical Industries plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary £1
Date of dealing	18 September 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	18,106,910	(1.514%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	18,106,910	(1.514%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	386,516	£6.364

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	19 September 2007
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Resolution plc
Released	10:23 19-Sep-07
Number	0974E

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Resolution plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 5p
Date of dealing	18 September 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	10,345,928	(1.508%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	10,345,928	(1.508%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	48,420	£6.425
Sale	300	£6.490

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	19 September 2007
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Free annual report


Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Xansa plc
Released	10:25 19-Sep-07
Number	0979E

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Xansa plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 5p
Date of dealing	18 September 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	6,213,933	(1.784%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	6,213,933	(1.784%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	27,461	£1.281

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	19 September 2007
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Friends Provident
Released	15:28 20-Sep-07
Number	2159E

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Friends Provident plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 10p
Date of dealing	19 September 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	27,791,071	(1.293%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	27,791,071	(1.293%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase – Sharebuilder acquisition (not publicly disclosed)	1	£1.676
Purchase	1,546,996	£1.687

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	20 September 2007
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Xansa plc
Released	15:31 20-Sep-07
Number	2161E

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Xansa plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 5p
Date of dealing	19 September 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	6,013,746	(1.726%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	6,013,746	(1.726%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	200,187	£1.278

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	20 September 2007
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Regulatory Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Sondex plc
Released	15:32 20-Sep-07
Number	2164E

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Sondex plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 10p
Date of dealing	19 September 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	3,683,100	(6.449%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	3,683,100	(6.449%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	23,320	£4.565

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	20 September 2007
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Regulatory Announcement

Free annual report 

Company	HBOS PLC
TIDM	HBOS
Headline	Transaction in Own Shares
Released	07:01 21-Sep-07
Number	2355E

HBOS plc announces that on 20 September 2007 it purchased 500,000 of its ordinary shares at a price of 835.7283 pence per share. It is intended that these shares will be held in Treasury.

Following the purchase, HBOS plc holds 9,702,000 of its ordinary shares in Treasury and has a total of 3,733,183,828 ordinary shares (excluding shares held in Treasury) in issue.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Friends Provident
Released	14:38 24-Sep-07
Number	3741E

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Friends Provident plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 10p
Date of dealing	21 September 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	27,790,371	(1.292%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	27,790,371	(1.292%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	700	£1.724

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	24 September 2007
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Reuters Group plc
Released	15:09 24-Sep-07
Number	3777E

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Reuters Group plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 25p
Date of dealing	21 September 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	23,284,742	(1.842%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	23,284,742	(1.842%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	1,000	£6.535

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	24 September 2007
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Resolution plc
Released	14:52 25-Sep-07
Number	4618E

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Resolution plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 5p
Date of dealing	24 September 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	10,350,728	(1.508%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	10,350,728	(1.508%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	4,800	£7.00

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	25 September 2007
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Regulatory Announcement

Go to market news section



Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Friends Provident
Released	15:22 26-Sep-07
Number	5508E

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Friends Provident plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 10p
Date of dealing	25 September 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	27,799,045	(1.293%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	27,799,045	(1.293%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	8,673	£1.761

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	26 September 2007
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Resolution plc
Released	15:23 26-Sep-07
Number	5510E

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Resolution plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 5p
Date of dealing	25 September 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	10,352,661	(1.508%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	10,352,661	(1.508%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	1,933	£6.880

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	26 September 2007
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- ICI plc
Released	15:24 26-Sep-07
Number	5513E

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Imperial Chemical Industries plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary £1
Date of dealing	25 September 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	18,109,823	(1.514%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	18,109,823	(1.514%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	2,613	£6.446
Transfer in	300	N/A

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	26 September 2007
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Reuters Group plc
Released	15:26 26-Sep-07
Number	5516E

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Reuters Group plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 25p
Date of dealing	25 September 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	23,285,170	(1.842%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	23,285,170	(1.842%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	1,028	£6.470
Sale	600	£6.421

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	26 September 2007
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Regulatory Announcement

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Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Reuters Group plc
Released	14:52 27-Sep-07
Number	6443E

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Reuters Group plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 25p
Date of dealing	26 September 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	23,301,055	(1.843%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	23,301,055	(1.843%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	15,285	£6.442

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	27 September 2007
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Regulatory Announcement

Go to market news section

Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Friends Providents
Released	14:54 27-Sep-07
Number	6449E

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Friends Provident plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 10p
Date of dealing	26 September 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	27,892,792	(1.297%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	27,892,792	(1.297%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	95,347	£1.759
Sale	1,600	£1.768

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	27 September 2007
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Regulatory Announcement

Go to market news section

RECEIVED

Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Resolution plc
Released	14:56 27-Sep-07
Number	6452E

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Resolution plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 5p
Date of dealing	26 September 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	10,357,500	(1.509%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	10,357,500	(1.509%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	4,838	£7.000

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	27 September 2007
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Regulatory Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- ICI plc
Released	14:58 27-Sep-07
Number	6457E

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Imperial Chemical Industries plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary £1
Date of dealing	26 September 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	18,129,341	(1.516%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	18,129,341	(1.516%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	19,518	£6.464

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	27 September 2007
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

Regulatory Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Total Voting Rights
Released	11:01 28-Sep-07
Number	7227E

HBOS plc

VOTING RIGHTS AND CAPITAL

In conformity with the provisions of the Transparency Directive, HBOS plc hereby notifies that, as at today's date, HBOS plc's issued ordinary share capital consists of 3,742,885,828 shares of 25p each, of which 9,702,000 are held in Treasury.

Therefore, HBOS plc's total issued voting capital excluding shares held in Treasury is 3,733,183,828 ordinary shares of 25p each. This figure (3,733,183,828 ordinary shares) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, HBOS plc under the FSA's Disclosure and Transparency Rules.

END


Companies House
for the record

Please complete in typescript, or in bold black capitals.

CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	17	08	2007			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	26,000		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	655.0p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) HSDL Nominees Limited	Class of shares allotted	Number allotted
Address Trinity Road, Halifax, West Yorkshire	Ordinary	26,000
UK Postcode HX1 2RG		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s) HBOS plc	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 17/8/07

** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~ ASSISTANT

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department, HBOS plc

The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange


Companies House
for the record

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number: SC218813

Company name in full: HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	21	08	2007			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	1,626		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	655.0p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) HSDL Nominees Limited Address Trinity Road, Halifax, West Yorkshire UK Postcode HX1 2RG	Class of shares allotted Ordinary	Number allotted 1,626
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) HBOS plc Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 21/8/07

** A ~~director~~ / secretary (Assistant) / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department, HBOS plc
The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 5486
DX number DX exchange



Please complete in typescript, or in bold black capitals.

CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	22	08	2007			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	1,617		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	655.0p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) HSDL Nominees Limited	Class of shares allotted	Number allotted
Address Trinity Road, Halifax, West Yorkshire	Ordinary	1,617
UK Postcode HX1 2RG		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s) HBOS plc	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 22/8/07

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department, HBOS plc

The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange


Companies House
for the record

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	29	08	2007			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	1600		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	655p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): HSDL Nominees Limited Address: Trinity Road, Halifax, West Yorkshire UK Postcode HX1 2RG	Class of shares allotted: Ordinary	Number allotted: 1600
Name(s): Address: UK Postcode	Class of shares allotted	Number allotted
Name(s): See schedule attached Address: UK Postcode	Class of shares allotted	Number allotted
Name(s): Address: UK Postcode	Class of shares allotted	Number allotted
Name(s): Address: UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 29 August 2007

** A ~~director~~ / ASSISTANT secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department, HBOS plc

5 Morrison Street, Edinburgh, EH3 8BH

Tel 0131 243 5486

DX number DX exchange


Companies House
for the record



88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	30	08	2007			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	1472		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	655.0p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): HSDL Nominees Limited Address: Trinity Road, Halifax, West Yorkshire UK Postcode: HX1 2RG	Class of shares allotted: Ordinary	Number allotted: 1,472
Name(s): Address: UK Postcode:	Class of shares allotted:	Number allotted:
Name(s): HBOS plc Address: UK Postcode:	Class of shares allotted:	Number allotted:
Name(s): Address: UK Postcode:	Class of shares allotted:	Number allotted:
Name(s): Address: UK Postcode:	Class of shares allotted:	Number allotted:

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 30 August 2007

** A ~~director~~ / ASSISTANT secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department, HBOS plc

The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange


Companies House
for the record

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	Day	Month	Year	Day	Month	Year
	31	08	2007			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	4,528		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	655.0p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Class of shares allotted	Number allotted
Name(s): HSDL Nominees Limited Address: Trinity Road, Halifax, West Yorkshire UK Postcode: HX1 2RG	Ordinary	2,128
Name(s): Mr Matthew Clark Address: 9 Carrongrange Avenue, Stenhousemuir, Larbert, Stirlingshire UK Postcode: FK5 3BQ	Ordinary	2,400
Name(s): HBOS plc Address: UK Postcode:		
Name(s): Address: UK Postcode:		
Name(s): Address: UK Postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 3/8/07

** A ~~director~~ / [ASSISTANT] secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department, HBOS plc

The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange



Companies House
— for the record —

169A(2)

Return by a public company cancelling or selling or transferring shares from treasury

CHWP000

Pursuant to section 169A(2) of the Companies Act 1985

Please complete legibly in black type or bold block lettering

Company Number SC218813

Company Name in full HBOS plc

Please do not write in the space below. For HM Revenue & Customs use only.

TREASURY SHARES CANCELLED:

(Stamp Duty of £5 is payable if this return shows that treasury shares have been cancelled)

Class of shares *(ordinary or preference etc)*	Ordinary		
Number of shares cancelled	10,000,000		
Nominal value of each share	25p		
Date(s) shares were cancelled	19/06/2007		

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were cancelled or sold or transferred. Any shares sold or transferred from treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

TREASURY SHARES SOLD OR TRANSFERRED*:

*Shares may only be transferred (as opposed to sold) from treasury for the purposes of, or pursuant to, an employees' share scheme.

Class of shares *(ordinary or preference etc)*			
Number of shares sold or transferred			
Nominal value of each share			
Date(s) shares were sold or transferred			

**Delete as appropriate

Signed [signature] **Date** 19/06/07

(**a ~~director /~~ deputy secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department
HBOS plc, The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 5486
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the HM Revenue & Customs please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

11/06



Companies House

— for the record —

CHWP000

169A(2)

Return by a public company cancelling or selling or transferring shares from treasury

Pursuant to section 169A(2) of the Companies Act 1985

Please complete legibly in black type or bold block lettering

Company Number SC218813

Company Name in full HBOS plc

Please do not write in the space below. For HM Revenue & Customs use only.

TREASURY SHARES CANCELLED:

(Stamp Duty of £5 is payable if this return shows that treasury shares have been cancelled)

Class of shares *(ordinary or preference etc)*	Ordinary		
Number of shares cancelled	10,000,000		
Nominal value of each share	25p		
Date(s) shares were cancelled	02/07/2007		

FIVE POUNDS

TREASURY SHARES SOLD OR TRANSFERRED*:

*Shares may only be transferred (as opposed to sold) from treasury for the purposes of, or pursuant to, an employees' share scheme

Class of shares *(ordinary or preference etc)*			
Number of shares sold or transferred			
Nominal value of each share			
Date(s) shares were sold or transferred			

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were cancelled or sold or transferred. Any shares sold or transferred from treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

**Delete as appropriate

Signed [signature] **Date** 3/7/07

(**a ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department
HBOS plc, The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 5486

DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the HM Revenue & Customs please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

11/06


Companies House
for the record

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Please complete legibly in black type or bold block lettering

Pursuant to section 169(1B) of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.

Company Number SC218813

Company Name in full HBOS plc

£38,390

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares (ordinary or preference etc)	Ordinary		
Number of shares	750,000		
Date(s) shares delivered to the company	15/06/2007		
For each share:			
Nominal value	25p		
Maximum price paid	1023.66p		
Minimum price paid	1023.66p		

The aggregate amount paid by the company for the shares to which this return relates was: £ 7,677,450.00

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 38,390.00

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company.
Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares (ordinary or preference etc)			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

Signed [signature] **Date** 26/06/07

(**~~a director~~ / Deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

**Delete as appropriate

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department
HBOS plc, The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 5486
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**


Companies House
for the record

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.

Please complete legibly in black type or bold block lettering

Company Number SC218813

Company Name in full HBOS plc

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares (*ordinary or preference etc*)	Ordinary		
Number of shares	750,000		
Date(s) shares delivered to the company	18/06/2007		
For each share: Nominal value	25p		
Maximum price paid	1019.38p		
Minimum price paid	1019.38p		

The aggregate amount paid by the company for the shares to which this return relates was: £ 7,645,350.00

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 38,230.00

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company.
Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares (*ordinary or preference etc*)			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed [signature] **Date** 26/06/07

(**a ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department
HBOS plc, The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 5486
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**


Companies House
for the record

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Please complete legibly in black type or bold block lettering

Pursuant to section 169(1B) of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.

Company Number SC218813

Company Name in full HBOS plc

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

Class of shares (ordinary or preference etc)	Ordinary		
Number of shares	1,240,000		
Date(s) shares delivered to the company	19/06/2007		
For each share: Nominal value	25p		
Maximum price paid	1023.81p		
Minimum price paid	1023.81p		

The aggregate amount paid by the company for the shares to which this return relates was: £ 12,695,244.00

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5 £ 63,480.00

63490

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares (ordinary or preference etc)			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed [signature] **Date** 26/06/07

(**a director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department
HBOS plc, The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 5486
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

10/03

Companies House
for the record

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please do not write in the space below. For HM Revenue & Customs use only.

Please complete legibly in black type or bold block lettering

Company Number SC218813

Company Name in full HBOS plc

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

Class of shares (ordinary or preference etc)	Ordinary		
Number of shares	500,000		
Date(s) shares delivered to the company	21/06/2007		
For each share: Nominal value	25p		
Maximum price paid	1028.61p		
Minimum price paid	1028.61p		

The aggregate amount paid by the company for the shares to which this return relates was: £5,143,050.00

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £25,720.00

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares (ordinary or preference etc)			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed [signature] **Date** 26/06/07

(**a ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the HM Revenue & Customs please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

11/06



Companies House

for the record

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please do not write in the space below. For HM Revenue & Customs use only.

Please complete legibly in black type or bold block lettering

Company Number SC218813

Company Name in full HBOS plc

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares *(ordinary or preference etc)*	Ordinary		
Number of shares	800,000		
Date(s) shares delivered to the company	22/06/2007		
For each share:			
Nominal value	25p		
Maximum price paid	1018.78p		
Minimum price paid	1018.78p		

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

The aggregate amount paid by the company for the shares to which this return relates was: £8,150,240.00

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £40,755.00

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed [signature] **Date** 26/06/07

(**a director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the HM Revenue & Customs please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**



Companies House

for the record

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please do not write in the space below. For HM Revenue & Customs use only.

Please complete legibly in black type or bold block lettering

Company Number SC218813

Company Name in full HBOS plc

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares (*ordinary or preference etc*)	Ordinary		
Number of shares	1,000,000		
Date(s) shares delivered to the company	25/06/2007		
For each share:			
Nominal value	25p		
Maximum price paid	1010.66p		
Minimum price paid	1010.66p		

The aggregate amount paid by the company for the shares to which this return relates was: £10,106,600.00

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £50,535.00

£50535

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company.
Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares (*ordinary or preference etc*)			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed [signature] **Date** 26/06/07

(**a ~~director~~ / deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the HM Revenue & Customs please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**



Companies House

for the record

169(1B)

RECEIVED

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please do not write in the space below. For HM Revenue & Customs use only.

Please complete legibly in black type or bold block lettering

Company Number SC218813

Company Name in full HBOS plc

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares *(ordinary or preference etc)*	Ordinary		
Number of shares	1,500,000		
Date(s) shares delivered to the company	26/06/2007		
For each share: Nominal value	25p		
Maximum price paid	1001.8p		
Minimum price paid	1001.8p		

The aggregate amount paid by the company for the shares to which this return relates was: £15,027,000.00

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £75,135.00

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed [signature] **Date** 26/06/07

(**a director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the HM Revenue & Customs please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

11/06

Companies House
for the record

169(1B)

RECEIVED

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please do not write in the space below. For HM Revenue & Customs use only.

Please complete legibly in black type or bold block lettering

Company Number	SC218813
Company Name in full	HBOS plc

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares (*ordinary or preference etc*)	Ordinary
Number of shares	1,500,000
Date(s) shares delivered to the company	27/06/2007
For each share: Nominal value	25p
Maximum price paid	998.86p
Minimum price paid	998.86p

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

The aggregate amount paid by the company for the shares to which this return relates was: £14,983,900.00

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5 £74,915.00

74915

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares (*ordinary or preference etc*)	
Number of shares	
Nominal value of each share	
Date(s) shares delivered to the company	

**Delete as appropriate

Signed [signature] Date 28/06/07

(**a ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the HM Revenue & Customs please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

11/06



Companies House
for the record

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please complete legibly in black type or bold block lettering

Please do not write in the space below. For HM Revenue & Customs use only.

Company Number	SC218813
Company Name in full	HBOS plc

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares *(ordinary or preference etc)*	Ordinary		
Number of shares	1,000,000		
Date(s) shares delivered to the company	06/08/2007		

For each share:

Nominal value	25p		
Maximum price paid	935.437p		
Minimum price paid	935.437p		

The aggregate amount paid by the company for the shares to which this return relates was:	£9,354,370-00
Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5	£46,775-00

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be 'qualifying shares" as defined by section 162(4) of the Companies Act 1985

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed Lyanne W Black **Date** 7/8/07

(**a ~~director~~ / Secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department
HBOS plc, The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 5486
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the HM Revenue & Customs please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**



Companies House
— for the record —

£91,245
pos

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please complete legibly in black type or bold block lettering

Please do not write in the space below. For HM Revenue & Customs use only

Company Number SC218813

Company Name in full HBOS plc

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares *(ordinary or preference etc)*	Ordinary		
Number of shares	2,000,000		
Date(s) shares delivered to the company	14/08/2007		
For each share:			
Nominal value	25p		
Maximum price paid	912.445p		
Minimum price paid	912.445p		

The aggregate amount paid by the company for the shares to which this return relates was: £18,248,900.00

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £91,245.00

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company.
Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed [signature] **Date** 15/8/07

(**a ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the HM Revenue & Customs please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

Companies House
— for the record —

£43,760
pos

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please complete legibly in black type or bold block lettering

Please do not write in the space below. For HM Revenue & Customs use only

Company Number SC218813

Company Name in full HBOS plc

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares *(ordinary or preference etc)*	Ordinary		
Number of shares	1,000,000		
Date(s) shares delivered to the company	15/08/2007		
For each share: Nominal value	25p		
Maximum price paid	875.177146p		
Minimum price paid	875.177146p		

The aggregate amount paid by the company for the shares to which this return relates was: £8,751,771.46

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £43,760.00

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed [signature] **Date** 15/08/07

(**a ~~director~~ / Deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department
HBOS plc, The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 5486
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the HM Revenue & Customs please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

Companies House

— for the record —

£22,385

Res

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please complete legibly in black type or bold block lettering

Please do not write in the space below. For HM Revenue & Customs use only.

Company Number SC218813

Company Name in full HBOS plc

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares (ordinary or preference etc)	Ordinary		
Number of shares	500,000		
Date(s) shares delivered to the company	17/08/2007		
For each share:			
Nominal value	25p		
Maximum price paid	895.26p		
Minimum price paid	895.26p		

The aggregate amount paid by the company for the shares to which this return relates was: £4,476,300.00

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £22,385.00

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares (ordinary or preference etc)			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

**Delete as appropriate

Signed [signature] **Date** 17/08/07

(**a director / secretary / administrator / administrative receiver / receiver manager / receiver)

Deputy

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the HM Revenue & Customs please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**


Companies House
— for the record —

£32,810
POS

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please do not write in the space below. For HM Revenue & Customs use only.

Please complete legibly in black type or bold block lettering

Company Number SC218813

Company Name in full HBOS plc

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares *(ordinary or preference etc)*	Ordinary		
Number of shares	750,000		
Date(s) shares delivered to the company	20/08/2007		
For each share:			
Nominal value	25p		
Maximum price paid	874.838843p		
Minimum price paid	874.838843p		

The aggregate amount paid by the company for the shares to which this return relates was: £6,561,291.32

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £32,810.00

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

Signed [signature] **Date** 17/08/07

(**a ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

**Delete as appropriate

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department
HBOS plc, The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 5486
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the HM Revenue & Customs please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

11/06



288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number: SC218813

Company Name in full: HBOS plc

	Day	Month	Year
Date of termination of appointment	10	08	2007

as director: ✓ as secretary: ☐ *Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.*

NAME * Style / Title: Mr * Honours etc:

Please insert details as previously notified to Companies House.

Forename(s): Bernard

Surname: Higgins

	Day	Month	Year
† Date of Birth	12	12	1960

A serving director, secretary etc must sign the form below.

Signed [signature] Date 28/8/07

* Voluntary details.
† Directors only.
** Delete as appropriate.

(** serving director/secretary/administrator/administrative receiver/receiver manager/receiver)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Kenny Melville
HBOS plc, The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 5410
DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh

[logo] form **288a**

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Appointment form

Notes on completion appear on next page

	Day	Month	Year
Date of appointment	25	09	2007
† Date of Birth	04	08	1951

Appointment as director: X — as secretary: [ ]

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes

NAME * Style / Title: Mr — * Honours etc:

Forename(s): Michael Henry

Surname: Ellis

Previous forename(s): — Previous surname(s):

††Usual residential address: The Mound

[✓] †† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985

Post town: Edinburgh — Postcode: EH1 1YZ

County / Region: Midlothian — Country: Scotland

† Nationality: British — † Business occupation: Company Director

† Other directorships (additional space next page):

I consent to act as ** director / secretary of the above named company

Consent signature: [signature] — Date: 22/8/07

* Voluntary details.
† Directors only
** Please delete as appropriate

A director, secretary etc must sign the form below.

Signed: [signature] — Date: 23/8/07

(**a director / secretary / administrator / administrative receiver / receiver manager / receiver)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record

Kenny Melville
HBOS plc, The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 5410
DX number — DX exchange

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland — DX 235 Edinburgh

Company Number	SC218813
† Other directorships	W H Smith plc
	MH Ellis Consulting Limited

† Directors only

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years.
A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.



List of other directorships
Schedule to form 288a

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Name: Michael Henry Ellis

Company Name	Resignation
Halifax Group Limited	09-11-2004
HBOS plc	31-12-2004
HBOS UK Limited	31-12-2004
Halifax plc	31-12-2004
Halifax Pension Nominees Limited	31-12-2004
Uberior Investments plc	14-10-2002
Uberior Trading Limited	14-10-2002
Smiths News plc	31-08-2006
W H Smith Retail Holdings Limited	01-12-2006
Fund Distribution Limited	31-08-2006





APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Appointment form

Notes on completion appear on next page

	Day	Month	Year
Date of appointment	05	09	2007
† Date of Birth	23	09	196?2

Appointment as director: X as secretary: [ ]

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes

NAME * Style / Title: Mr * Honours etc:

Forename(s): Daniel John

Surname: Watkins

Previous forename(s): Previous surname(s):

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 ✓

††Usual residential address: The Mound

Post town: Edinburgh Postcode: EH1 1YZ

County / Region: Midlothian Country: Scotland

† Nationality: British † Business occupation: Company Director

† Other directorships (additional space next page):

I consent to act as ** director / secretary of the above named company

Consent signature [signature] Date 05/09/07

* Voluntary details
† Directors only.
** Please delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] Date 05/09/07

(**a director / secretary / administrator / administrative receiver / receiver manager / receiver)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Kenny Melville
HBOS plc, The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 5410
DX number DX exchange

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh

Company Number SC218813

† Directors only. † Other directorships

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years.

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.


form



List of other directorships
Schedule to form 288a

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Name: Daniel John Watkins

Company Name	Resignation
See Attached Schedule	

Company Name	Resignation
Pendeford Mortgages No.1 plc	01/01/2005
Eastern Gate Limited	13/01/2005
Birmingham Midshires Independent Financial Services Limited	04/01/2005
Birmingham Midshires Land Development Limited	21/12/2004
Birmingham Midshires Asset Management Limited	21/12/2004
Birmingham Midshires Mortgage Asset No.1 Limited	21/12/2004
Birmingham Midshires Mortgage Services No.1 Limited	21/12/2004
Bavarian Mortgages No.5 Limited	31/12/2004
Halifax Mortgage Services (Holdings) Limited	31/12/2004
Birmingham Midshires Mortgage Asset (No.6) Limited	31/12/2004
Western Trust and Savings Holdings Limited	31/12/2004
Birmingham Midshires Mortgage Asset (No.5) Limited	31/12/2004
Birmingham Midshires Financial Services Limited	16/02/2005
The Mortgage Business plc	30/06/2005
Europe Mortgage Company Limited	31/12/2004


288a

APPOINTMENT of director or secretary

Please complete in typescript, or in bold black capitals.

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Appointment form

Notes on completion appear on next page.

	Day	Month	Year
Date of appointment	15	09	2007
† Date of Birth	16	12	1952

Appointment as director: X   as secretary: [ ]

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

NAME * Style / Title: Mr   * Honours etc:

Forename(s): Philip Allan

Surname: Gore-Randall

Previous forename(s):   Previous surname(s):

††Usual residential address: The Mound ✓

Post town: Edinburgh   Postcode: EH1 1YZ

County / Region: Country: Scotland

† Nationality: British   † Business occupation: Chartered Accountant

† Other directorships (additional space next page):

I consent to act as ** director / secretary of the above named company

Consent signature: PA Gore-Randall   Date: 16/8/07

A director, secretary etc must sign the form below.

Signed: [signature]   Date: 16/8/07

(**a director / secretary / administrator / administrative receiver / receiver manager / receiver)

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985

* Voluntary details
† Directors only.
** Please delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record

Kenny Melville
HBOS plc, The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 5410
DX number   DX exchange

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland   DX 235 Edinburgh

Company Number	SC218813

† Directors only. † Other directorships

Aon Limited
Aon UK Limited
Compass Consulting Group Holdings Limited

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years.
A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.


co form



List of other directorships Schedule to form 288a

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Name: Philip Allan Gore-Randall

Company Name	Resignation
4Future Holdings Limited	08-08-2007



288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

	Day	Month	Year
Date of termination of appointment	1 0	0 8	2 0 0 7

as director ✓ as secretary ☐ *Please mark the appropriate box If terminating appointment as a director and secretary mark both boxes*

NAME * Style / Title: Mr * Honours etc:

Forename(s): Bernard

Surname: Higgins

Please insert details as previously notified to Companies House

	Day	Month	Year
† Date of Birth	1 2	1 2	1 9 6 0

A serving director, secretary etc must sign the form below

Signed [signature] **Date** 28/8/07

* Voluntary details
† Directors only
** Delete as appropriate

(** serving director/secretary/administrator/administrative receiver/receiver manager/receiver)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

Kenny Melville
HBOS plc, The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 5410
DX number DX exchange



FRIDAY
SAE2OSKI
SCT 31/08/2007 1834
COMPANIES HOUSE

When you have completed and signed the form please send it to the Registrar of Companies at
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Companies House
for the record

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please do not write in the space below For HM Revenue & Customs use only

Please complete legibly in black type or bold block lettering

Company Number SC218813

Company Name in full HBOS plc

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company.
Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

Class of shares (ordinary or preference etc)	Ordinary	
Number of shares	1,500,000	
Date(s) shares delivered to the company	28/06/2007	
For each share: Nominal value	25p	
Maximum price paid	999.4167p	
Minimum price paid	999.4167p	

The aggregate amount paid by the company for the shares to which this return relates was. £14,991,250.81

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5 £74,960.00

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares (ordinary or preference etc)			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed [signature] Date 26/06/07

(**a ~~director~~ secretary ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department
HBOS plc, The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 5486
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the HM Revenue & Customs please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh 2

11/06



Companies House

for the record

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please complete legibly in black type or bold block lettering

Please do not write in the space below. For HM Revenue & Customs use only.

Company Number SC218813

Company Name in full HBOS plc

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares *(ordinary or preference etc)*	Ordinary		
Number of shares	1,500,000		
Date(s) shares delivered to the company	29/06/2007		
For each share: Nominal value	25p		
Maximum price paid	1004.487333p		
Minimum price paid	1004.487333p		

The aggregate amount paid by the company for the shares to which this return relates was: £15,067,310.00

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £75,340.00

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

Signed [signature] Date 3/7/07

(**a director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

**Delete as appropriate

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department
HBOS plc, The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 5486
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the HM Revenue & Customs please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh 2

11/06



Companies House
for the record

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please complete legibly in black type or bold block lettering

Please do not write in the space below For HM Revenue & Customs use only.

Company Number SC218813

Company Name in full HBOS plc

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares *(ordinary or preference etc)*	Ordinary		
Number of shares	2,000,000		
Date(s) shares delivered to the company	02/07/2007		
For each share: Nominal value	25p		
Maximum price paid	977.0625p		
Minimum price paid	977.0625p		

The aggregate amount paid by the company for the shares to which this return relates was: £19,541,250-00

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £97,710 00

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed [signature] Date 3/7/07

(**a ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department
HBOS plc, The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 5486
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the HM Revenue & Customs please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

Companies House — for the record —

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please complete legibly in black type or bold block lettering

Please do not write in the space below. For HM Revenue & Customs use only.

Company Number SC218813

Company Name in full HBOS plc

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company.
Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

Class of shares *(ordinary or preference etc)*	Ordinary	
Number of shares	500,000	
Date(s) shares delivered to the company	21/08/2007	
For each share: Nominal value	25p	
Maximum price paid	856.080865p	
Minimum price paid	856.080865p	

The aggregate amount paid by the company for the shares to which this return relates was: £

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*		
Number of shares		
Nominal value of each share		
Date(s) shares delivered to the company		

Signed [signature] **Date** 21/8/07

(**a director / secretary / administrator / administrative receiver / receiver manager / receiver)

**Delete as appropriate

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department
HBOS plc, The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 5486
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the HM Revenue & Customs please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**


Companies House

Please complete in typescript, or in bold black capitals.

CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	Day	Month	Year	Day	Month	Year
	13	09	2007			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	2,800		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	655.0p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): HSDL Nominees Limited	Class of shares allotted	Number allotted
Address: Trinity Road, Halifax, West Yorkshire	Ordinary	2,800
UK Postcode HX1 2RG		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed Date

** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

END

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department, HBOS plc
The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 5486
DX number DX exchange